csi wireless™

◦ CSI Wireless Inc.
◦ 4110 - 9 Street SE ◦ Calgary ◦ AB ◦ Canada ◦ T2G 3C4 ◦ www.csi-wireless.com
◦ Phone (403) 259◦3311 ◦ Fax (403) 259◦8866

May 16, 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: CSI Wireless Inc. Rule 12g3-2(b) Submission
File No. 82-34943

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we furnish you herewith the following:

1. Certification of Interim Filings - CFO
2. Certification of Interim Filings - CEO
3. Consolidated Financial Statements – Three months ended March 31, 2006 and 2005
4. Interim Management Discussion and Analysis
5. Press Release dated May 15, 2006 – CSI Wireless Q1 Revenues Increase 59% as CSI focuses exclusively on GPS business strengths
6. Press Release dated May 10, 2006 – CSI Wireless First Quarter Conference Call Notice
7. Press Release dated May 9, 2006 – CSI Wireless Completes Sale of Fixed Wireless Business to Telular Corporation
8. Material Change Report
9. Notice of Annual General Meeting and Information Circular – Proxy Statement
10. Press Release dated April 26, 2006 – CSI's Hemisphere GPS introduces new Crescent A100 smart antenna
11. Press Release dated April 24, 2006 – CSI Wireless Divests Fixed Wireless Business
12. Annual Report
13. Year End Financial Statements
14. Management's Discussion and Analysis
15. Annual Information Form for year ended December 31, 2005
16. National Instrument 62-103 Report filed by Eligible Institutional Investor under Part 4 – March 31, 2006
17. National Instrument 62-103 Report filed by Eligible Institutional Investor under Part 4 – February 28, 2006
18. Computershare advise of upcoming Meeting of Shareholders
19. Form 13-502F1 Annual Participation Fee for Reporting Issuers
20. Press Release dated April 5, 2006 – OEM Agreement with ComNav

dw 5/31

21. Press Release dated April 4, 2006 – Showcase GSM fixed wireless phones at CTIA
22. Press Release dated April 3, 2006 – Hemisphere introduces Outback Baseline high-definition GPS for agriculture
23. Form 52-109F1 Certification of Annual Filings – CFO
24. Form 52109F1 Certification of Annual Filings – CEO

Please contact us should you have any questions, 403-259-3311.

Yours truly,
CSI Wireless Inc.

Tracy Bedard
Executive Assistant

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, CAMERON B. OLSON, Vice-President, Finance and Chief Financial Officer of CSI Wireless Inc. certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52- 109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of CSI Wireless Inc., (the issuer) for the interim period ending March 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: May 12, 2006

Cameron B. Olson
Vice-President, Finance and Chief Financial Officer

G:\051434\0001\Interim Certificate CFO (Q1).doc

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, STEPHEN A. VERHOEFF, President and Chief Executive Officer of CSI Wireless Inc. certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of CSI Wireless Inc., (the issuer) for the interim period ending March 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: May 12, 2006

S.A. Verhoeff

Stephen A. Verhoeff
President and Chief Executive Officer

csi wireless.

File No.
82-34943

RECEIVED

2006 MAY 25 P 2:03

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Consolidated Financial Statements of

CSI WIRELESS INC.

Three months ended March 31, 2006 and 2005

csi wireless.

CSI WIRELESS INC.

Consolidated Balance Sheets
(unaudited)

	March 31, 2006	December 31, 2005
Assets		
Current assets:		
Cash	$ 11,760,674	$ 12,595,354
Accounts receivable	4,751,232	3,400,719
Inventories	10,198,101	11,030,410
Prepaid expenses and deposits	581,312	550,621
Current assets of discontinued operations (note 5)	9,638,267	11,045,664
	36,929,586	38,622,768
Deferred commissions	165,782	24,472
Property and equipment	6,369,068	6,189,739
Intangible assets	4,844,627	4,727,733
Goodwill	22,961,432	22,394,799
Assets of discontinued operations (note 5)	10,032,371	18,229,059
	$ 81,302,866	$ 90,188,570
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 6,257,686	$ 2,999,227
Deferred revenue	1,739,359	–
Current portion of long-term debt	494,681	483,134
Current portion of capital lease obligations	281,076	284,922
Current liabilities of discontinued operations (note 5)	5,190,033	10,969,890
	13,962,835	14,737,173
Deferred revenue	1,164,514	222,413
Long-term debt	174,172	300,672
Capital lease obligations	345,643	408,411
Shareholders' equity:		
Share capital (note 3)	103,566,255	103,463,383
Contributed surplus	2,224,416	2,036,664
Deficit	(40,134,969)	(30,980,146)
	65,655,702	74,519,901
Subsequent event (note 7)		
	$ 81,302,866	$ 90,188,570

See accompanying notes to consolidated financial statements.

CSI WIRELESS INC.

Consolidated Statements of Operations and Deficit

Three months ended March 31, 2006 and 2005
(unaudited)

	2006	2005
Sales	$ 15,514,035	$ 9,773,461
Cost of sales	9,311,614	4,657,899
	6,202,421	5,115,562
Expenses:		
Research and development	1,170,136	932,998
Sales and marketing	2,819,069	660,715
General and administrative	1,330,029	1,049,139
Stock-based compensation (note 3(d))	143,303	144,496
Amortization	586,926	197,116
	6,049,463	2,984,464
Earnings before undernoted items	152,958	2,131,098
Foreign exchange (gain) loss	66,610	(32,730)
Interest income	(15,827)	(41,897)
Earnings before income tax	102,175	2,205,725
Current income tax	–	45,000
Earnings from continuing operations	102,175	2,160,725
Loss from discontinued operations (note 5)	(9,256,998)	(843,891)
Net earnings (loss)	(9,154,823)	1,316,834
Deficit, beginning of period	(30,980,146)	(18,942,658)
Deficit, end of period	$(40,134,969)	$(17,625,824)
Earnings per common share from continuing operations:		
Basic and diluted	$ 0.00	$ 0.06
Earnings per common share:		
Basic and diluted	$ (0.20)	$ 0.04
Weighted average shares outstanding:		
Basic	45,899,354	33,626,415
Diluted	45,899,354	35,895,576

See accompanying notes to consolidated financial statements.

CSI WIRELESS INC.

Consolidated Statements of Cash Flows

Three months ended March 31, 2006 and 2005
(unaudited)

	2006	2005
Cash flows from (used in) operating activities:		
Earnings from continuing operations	$ 102,175	$ 2,160,725
Items not involving cash:		
Amortization	586,926	197,116
Stock-based compensation	143,303	144,496
Unrealized foreign exchange loss	13,928	–
	846,332	2,502,337
Change in non-cash operating working capital:		
Accounts receivable	(1,329,415)	(162,696)
Inventories	959,590	330,582
Prepaid expenses and deposits	(30,691)	36,614
Accounts payable and accrued liabilities	3,129,899	(384,865)
Deferred revenue	1,739,359	–
	5,315,074	2,321,972
Cash used in discontinued operations (note 5)	(5,007,179)	(2,626,135)
	307,895	(304,163)
Cash flows from (used in) financing activities:		
Deferred commissions	(141,310)	–
Deferred revenue	942,101	–
Long-term debt	(128,881)	–
Capital leases	(66,614)	(44,040)
Issue of share capital, net of share issue costs	92,724	609,215
Cash used in discontinued operations (note 5)	(299,396)	(438,283)
	398,624	126,892
Cash flows used in investing activities:		
Purchase of property and equipment	(510,299)	(253,011)
Business acquisition, net	(959,302)	–
Cash used in discontinued operations (note 5)	(71,598)	(226,544)
	(1,541,199)	(479,555)
Decrease in cash position	(834,680)	(656,826)
Cash, beginning of period	12,595,354	10,253,440
Cash, end of period	$ 11,760,674	$ 9,596,614
Supplemental disclosure:		
Interest paid	$ 28,920	$ 25,161
Interest received	69,206	51,145

See accompanying notes to consolidated financial statements.

CSI WIRELESS INC.

Notes to Consolidated Financial Statements

Three months ended March 31, 2006 and 2005
(unaudited)

1. Basis of presentation:

The accompanying unaudited consolidated financial statements for CSI Wireless Inc. (the "Company") have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements. The financial information included herein is unaudited. These interim financial statements follow the same accounting policies and methods of application as the most recent annual audited financial statements dated December 31, 2005. The disclosures herein are incremental to those included within the annual financial statements. These interim financial statements should be read in conjunction with the annual statements.

2. Business acquisition:

On January 3, 2006, the Company, through its wholly-owned subsidiary Hemisphere GPS LLC ("Hemisphere GPS"), completed the acquisition of the business assets of Del Norte Technology, Inc. ("Del Norte"). The acquisition has been accounted for using the purchase method and the allocation of the purchase price based on fair values was as follows:

Cash	$ 157,659
Current assets	148,379
Property and equipment	95,146
Intangible assets	277,704
Goodwill	566,634
Current liabilities	(128,560)
	$ 1,116,962

Consideration paid consisted of:	
Cash	$ 1,087,674
Transaction costs	29,288
	$ 1,116,962

3. Share capital:

(a) Authorized:

Unlimited number of common shares

(b) Issued:

	Number of shares	Amount
Balance, December 31, 2005	45,856,449	$ 103,463,383
Issued on exercise of stock options	69,629	108,227
Share issue costs	–	(15,503)
Transfer from contributed surplus on exercise of stock options	–	10,148
Balance, March 31, 2006	45,926,078	$ 103,566,255

(c) Stock options:

At March 31, 2006 there were 3,017,696 stock options outstanding.

(d) Stock based compensation:

During the first quarter of 2006 the Company did not grant any stock options. For the three months ended March 31, 2006, the Company recorded $197,900 (2005 – $208,744) as compensation expense, including the amount that is attributable to, and included in, the loss from discontinued operations.

4. Segmented information:

Assets and sales by geographic segment:

	Assets		Sales	
	March 31, 2006	December 31, 2005	2006	2005
United States	$ 54,801,000	$ 72,988,000	$ 9,902,000	$ 6,935,000
Canada	26,502,000	17,201,000	3,214,000	593,000
Europe	–	–	935,000	722,000
Other	–	–	1,463,000	1,523,000

Sales are attributed to geographic segments based on the location of the customer.

5. Discontinued operations:

In the fourth quarter of 2005, the Company commenced activities to restructure and dispose of its Telematics product line, which was a component of the Wireless Business Unit. At March 31, 2006, the Fixed Wireless Telephone product line of the Wireless Business Unit also met all of the criteria for presentation as a discontinued operation. As a result, the entire Wireless Business Unit has been classified as discontinued operations in these financial statements, with the comparative information being restated to conform to this disclosure.

As a result of an assessment of the fair value of the Wireless Business Unit compared to its net realizable value, an impairment of goodwill attributed to the discontinued operations has been recorded totaling $8,000,000.

The results of discontinued operations are as follows:

	2006	2005
Sales	$ 8,951,275	$ 12,424,782
Cost of sales	7,679,632	10,261,090
	1,271,643	2,163,692
Expenses:		
Research and development	1,386,688	1,650,237
Selling	581,603	651,997
General and administrative	251,214	328,833
Stock-based compensation	54,597	64,248
Amortization	268,286	300,344
	2,542,388	2,995,659
Loss before undernoted items	(1,270,745)	(831,967)
Interest (income) expense	(13,747)	11,924
Goodwill impairment	8,000,000	–
Loss from discontinued operations	$ (9,256,998)	$ (843,891)

CSI WIRELESS INC.

Notes to Consolidated Financial Statements, page 4

Three months ended March 31, 2006 and 2005
(unaudited)

5. Discontinued operations (continued):

Assets and liabilities presented in the consolidated balance sheet are recorded at fair value and include the following assets and liabilities of discontinued operations:

	March 31, 2006	December 31, 2005
Current assets	$ 9,638,267	$ 11,045,664
Assets:		
Property and equipment	4,505,037	4,701,725
Goodwill	5,527,334	13,527,334
	10,032,371	18,229,059
Current liabilities	(5,190,033)	(10,969,890)
	$ 14,480,605	$ 18,304,833

The cash flow from discontinued operations are as follows:

	2006	2005
Cash flows used in operating activities:		
Net loss from discontinued operations	$ (9,256,998)	$ (843,891)
Items not involving cash:		
Amortization	268,286	300,344
Stock-based compensation	54,597	64,248
Goodwill impairment	8,000,000	–
	(934,115)	(479,299)
Change in non-cash operating working capital:		
Accounts receivable	1,559,855	(840,040)
Inventories	(171,094)	(988,985)
Prepaid expenses and deposits	18,636	56,984
Accounts payable	(5,480,461)	(374,795)
	(5,007,179)	(2,626,135)
Cash flows used in financing activities:		
Capital leases	(299,396)	(438,283)
Cash flows used in investing activities:		
Property and equipment	(71,598)	(226,544)
	$ (5,378,173)	$ (3,290,962)

6. Comparative figures:

Effective this quarter, the Company has changed the accounting categorization of dealer selling commissions in the Statement of Operations. As these costs vary directly with sales of the Outback product line, the Company has determined that inclusion in determination of gross margin is a more meaningful presentation. This presentation has been applied in the current and comparative periods.

7. Subsequent event:

On April 24, 2006, the Company announced it had signed a definitive agreement to sell its Fixed Wireless Telephone business to Telular Corporation ("Telular"). Proceeds include cash of US $3,000,000, accounts receivable of US $500,000, 1,934,745 shares of Telular with a value of US $5,600,000 and the potential to earn an additional 1,159,047 shares of Telular. On May 9, 2006 it was announced the sale had closed on May 8, 2006.

CSI Wireless Inc.
Interim Management Discussion and Analysis
First Quarter Ended March 31, 2006

csi wireless.

File No. 82-34943

The following discussion and analysis is effective as of May 15, 2006 and should be read together with the unaudited interim consolidated financial statements and the accompanying notes.

Overview

CSI Wireless Inc. ("CSI" or "the Company") designs and manufactures innovative and cost-effective GPS products for mobile and fixed applications in the ground and aerial agriculture, marine, geographic information systems and other related markets. The Company owns leading brand names including Hemisphere GPS, Outback®, Satloc® and Del Norte, and has numerous patents and other intellectual property.

Results of Operations

Summary of Quarterly Results

	For the Quarter Ended							
(000's)	Jun 30 2004	Sep 30 2004	Dec 31 2004	Mar 31 2005	Jun 30 2005	Sep 30 2005	Dec 31 2005	Mar 31 2006
Sales	$ 8,416	$ 7,460	$ 7,836	$ 9,773	$11,642	$ 5,637	$ 5,625	$15,514
Gross margin	4,450	3,664	3,854	5,116	4,020	2,106	1,943	6,202
	53%	49%	49%	52%	35%	37%	35%	40%
Expenses:								
Research and development	914	827	921	933	933	1,094	990	1,170
Sales and marketing	712	657	690	661	1,727	1,626	1,818	2,819
General and administrative	862	991	693	1,049	1,295	1,537	1,387	1,330
Stock-based compensation	118	149	129	145	170	244	211	143
Amortization	192	221	237	197	499	565	592	587
	2,798	2,845	2,670	2,984	4,624	5,066	4,998	6,049
Earnings (loss) before undernoted items	1,652	819	1,184	2,131	(604)	(2,960)	(3,055)	153
Redemption premium on preferred shares	64	41	–	–	–	–	–	–
Foreign exchange (gain) loss	(294)	388	600	(33)	(56)	733	145	67
Interest income	(55)	(48)	(19)	(42)	(16)	(43)	(38)	(16)
Earnings (loss) before income tax	1,936	437	604	2,206	(532)	(3,650)	(3,162)	102
Current income tax	–	–	145	45	(45)	–	–	–
Earnings (loss) from continuing operations	1,936	437	459	2,161	(487)	(3,650)	(3,162)	102
Loss from discontinued operations	(376)	666	445	(844)	(615)	(2,139)	(3,302)	(9,257)
Net earnings (loss)	$ 1,560	$ 1,103	$ 904	$ 1,317	$(1,102)	$(5,788)	$(6,464)	$(9,155)
Earnings (loss) per common share from continuing operations *:								
Basic	$ 0.06	$ 0.01	$ 0.01	$ 0.06	$(0.01)	$(0.08)	$(0.07)	$ 0.00
Diluted	$ 0.05	$ 0.01	$ 0.01	$ 0.06	$(0.01)	$(0.08)	$(0.07)	$ 0.00
Net earnings (loss) per common share *:								
Basic	$ 0.05	$ 0.03	$ 0.03	$ 0.04	$(0.03)	$(0.13)	$(0.15)	$(0.20)
Diluted	$ 0.04	$ 0.03	$ 0.03	$ 0.04	$(0.03)	$(0.13)	$(0.15)	[illegible]

** Calculated using quarterly weighted average number of shares outstanding.*

Quarter Ended March 31, 2006 versus Quarter Ended March 31, 2005

Acquisition

On January 19, 2006, the Company announced it had completed the acquisition of the business assets of Del Norte Technology, Inc. ("Del Norte"). Del Norte has operated for over 20 years designing and manufacturing GPS products for the aerial guidance market – primarily targeting crop dusting and aerial spraying. As such, Del Norte has been a competitor of the Hemisphere Aerial Guidance product line. In 2005, Del Norte sales were approximately US $1.7 million. Hemisphere GPS has combined the operations of Del Norte with its Aerial Guidance product line. Further detail relating to the acquisition is included in note 2 of the consolidated financial statements for the period ended March 31, 2006.

Discontinued Operations

The Company has made the strategic determination to focus its resources on its GPS product lines, where it views itself as a market leader with significant competitive advantages and intellectual property. On April 21, 2006, the Company announced it had signed a definitive agreement to sell its Fixed Wireless Telephone ("FWT") product line to Telular Corporation ("Telular") of Vernon Hills, Illinois. This transaction closed on May 8, 2006. This sale followed the announcement in February that CSI was in the process of finding a buyer for its Telematics product line.

The financial components associated with the FWT and Telematics product lines have been treated as "discontinued operations" in the Company's financial statements as all of the criteria necessary to adopt this presentation were met during the quarter. The primary implications of this treatment are:

- The results of operations of these product lines are removed from revenues and expenses and reported as a separate element of income in the statement of operations.
- The assets and liabilities of these product lines are presented separately in the appropriate sections of the balance sheet.
- The statement of operations and balance sheet treatment is applied retroactively for all periods presented.
- The assets of these product lines are measured at the lower of their carrying amount or their fair value less the expected costs to sell.

The results of operations reported in this MD&A have been restated to reclassify the revenues and expenses into the line item "loss from discontinued operations". The analysis of the results of operations and balance sheet components in this MD&A also reflect this accounting treatment. The results of operations reflect the continuing operations of the Hemisphere GPS product lines. Greater detail relating to discontinued operations is included in note 5 of the consolidated financial statements for the period ended March 31, 2006.

Revenue

For the three months ended March 31, 2006, revenue was $15.5 million, an increase of 59% relative to revenues of $9.8 million for the same period of 2005. The increase is due to strong demand for Hemisphere GPS' agricultural guidance products, its precision products, and the acquisition of the Outback business that was completed early in the second quarter of 2005. Following the acquisition, the Company now sells the Outback product line directly to distributors and to end customers at higher prices than prior to the acquisition, when the products were sold to the distributor – RHS, Inc. ("RHS") – who sold the product to the end customer.

During the first quarter, the Company experienced strong demand for several of its Outback products – the recently announced Outback S2 and the Outback eDrive. In addition, during the first quarter there was strong advance demand for the Outback Baseline product which commenced production during the second quarter. The Company's precision products line, focused on the marine and GIS markets, also saw improved revenue relative to 2005

In the fourth quarter of 2005, the Company implemented an extended service program ("ESP") related to its Outback product line. Under this program, customers can purchase an extension of warranty coverage from one year to three years. Previously, the three year warranty program was standard with each sale. Customer take-up of this program has been very high. The revenue earned and commissions paid related to this program must be deferred for accounting purposes and amortized over the second and third years of the warranty. During the quarter, ESP receipts of $942 thousand and ESP commissions of $141 thousand have been deferred.

Revenue growth has been tempered by the decline in the US dollar, which has weakened by 6% compared to the average rate for the three month period ended March 31, 2005.

Gross Margin

Gross margins for the quarter of $6.2 million have increased from $5.1 million for the same quarter of 2005. In percentage terms, gross margins have decreased to 40% from 52% in 2005. Cost of sales in the first quarter of 2006 include the amortization of acquisition inventory step-up costs totaling $1.2 million. Prior to the amortization of these step-up costs, gross margins would have been 47%. The acquisition inventory step-up costs have been largely amortized during the first quarter of 2006 and will not materially impact future gross margins. Greater detail relating to this matter is provided below and in the section titled *Use of Non-GAAP Financial Measures*.

Effective this quarter, the Company has changed the accounting categorization of dealer selling commissions in the Statement of Operations. These costs represent incentives paid to third-party dealers in the Outback North American distribution channel and vary directly with North American Outback product sales. In 2005, these costs were included as a separate category of operating expense; however, as these costs are third-party variable costs that vary directly with Outback product sales in North America, the Company has determined that including them in determination of gross margin is a more meaningful presentation. Dealer commissions during the first quarter of 2006 were approximately $2.2 million. There were no dealer commissions in the first quarter of 2005 as this was prior to the acquisition of the Outback business.

Percentage gross margins are lower than in the first quarter of 2005 primarily because the percentage gross margins earned on Outback product sales to end customers are lower than the percentage gross margins earned on the Outback sales that were made directly to RHS in the first quarter of 2005. However, the sales price realized by the Company on all Outback product sales has increased following the acquisition of the Outback business because Outback products are now sold directly to the end customers and distributors. This increased sales price results in the absolute amount of gross margin realized on each unit sold being higher after the acquisition, although the percentage gross margin has been lower.

Expenses

Total operating expenses increased by $3.1 million, or 103% compared to the same period in 2005. The greatest contributor to this increase are the operating expenses of $2.8 million related to the acquisition of the Outback business. In addition, operating expenses of $200 thousand are included in the first quarter relating to the Del Norte acquisition which closed in January 2006.

Of the operating expenses, sales and marketing expenses increased by $2.1 million compared to the first quarter of 2005 entirely related to the Outback business acquisition. General and administrative and amortization expenses increased by $281 thousand and $390 thousand respectively. These increases are also primarily related to the Outback business acquisition.

As a result of the treatment of the FWT and Telematics product lines as discontinued operations, the Company has revised the treatment of costs that it describes as "corporate costs" (previously disclosed as the Corporate operating segment). Corporate costs are administrative costs that are not specifically attributed to any particular product line – including executive, human resources, information technology and public company costs. Following the application of discontinued operations accounting, these costs are entirely allocated to the continuing

operations of the Hemisphere GPS product lines. This accounting treatment has been applied in the current and comparative periods presented.

Other

The Company realized a foreign exchange loss of $67 thousand during the first three months of 2006 compared to a foreign exchange gain of $33 thousand in 2005.

Discontinued Operations

The Company recorded a loss from discontinued operations of $9.3 million for the quarter ended March 31, 2006 compared to a loss of $844 thousand in 2005. As previously described, these amounts represent the results of operations of the Fixed Wireless Telephone and Telematics product lines.

On May 9, 2006, the Company announced that the disposition of the Fixed Wireless Telephone business to Telular Corporation had closed on May 8, 2006. Final proceeds for the sale are set out below and differ from the values disclosed in the April 24, 2006 press release as a result of (a) a working capital adjustment under the agreement; (b) a change in foreign exchange rates between the announcement date and the closing date; and (c) the method of determination of the Telular share price that must be used for accounting purposes compared to the share price agreed to in the Asset Purchase Agreement with Telular. Proceeds on the sale are:

- $3.4 (US $3.0) million cash on closing
- $0.6 (US $0.5) million accounts receivable relating to an agreed inventory reserve
- $6.2 (US $5.6) million 6-month escrowed Telular shares on closing (1,931,745 shares)
- $3.7 (US $3.4) million in contingent Telular shares (1,159,047 shares)

Total proceeds at closing were US $10.2 million. Total potential proceeds, including the contingent Telular shares, are $13.9 million. The number of contingent Telular shares that will ultimately be payable to CSI Wireless will be based on the revenues earned by the buyer on GSM and TDMA fixed wireless telephone sales in specific markets during defined periods that will end no later than June 30, 2007.

Summarized results for the FWT and Telematics product lines are as follows:

	Quarter Ended	
(000's)	Mar 31 2006	Mar 31 2005
Sales	$ 8,951	$ 12,425
Gross margin	1,272	2,164
	14%	17%
Operating expenses	2,543	2,996
Loss before undernoted items	(1,271)	(832)
Interest (income) expense	(14)	12
Goodwill impairment	8,000	–
Loss from discontinued operations	$ (9,257)	$ (844)

Prior to interest and the impairment of goodwill in the first quarter of 2006, these product lines incurred a loss of approximately $1.3 million compared to a loss of $832 thousand in the same period of 2005.

Revenues for these product lines in the first quarter declined by 28% to $9.0 million from $12.4 million in the same quarter of 2005, due to lower TDMA phone sales and a reduction in average selling prices for both TDMA and GSM fixed wireless telephone products.

Operating expenses for the FWT and Telematics product lines of $2.5 million, were down from $3.0 million in first quarter of 2005. These reductions were primarily related to the restructuring of the Telematics business to better position it for sale to prospective buyers.

During the quarter, an impairment in the carrying value of goodwill relating to the FWT product line was recorded totaling $8.0 million. This goodwill impairment was determined based on the proceeds the Company received at closing for the disposition of the Fixed Wireless Telephone business. The contingent Telular shares were not included in this determination and no portion of these proceeds will be recorded until the criteria associated with the payment of those shares have been achieved as required by GAAP.

Net Earnings (Loss)

The continuing operations of the Hemisphere GPS product lines generated earnings of $102 thousand in the first quarter of 2006 compared to $2.2 million in the first quarter of 2005.

The Company realized a net loss of $9.2 million, or ($0.20) per share (basic and diluted) in the first quarter of 2006, compared to net earnings of $1.3 million, or $0.04 (basic and diluted) per share in the first quarter of 2005.

Quarter Ended March 31, 2006 versus Quarter Ended December 31, 2005

Revenue

Revenue in the quarter was $15.5 million, a 176% increase from revenue of $5.6 million in the fourth quarter of 2005.

The first quarter of the calendar year has historically been the strongest quarter for sales to the agriculture guidance markets as the majority of sales are to customers with agricultural operations in the Northern hemisphere where the primary buying season is the first half of the calendar year. Following the Outback business acquisition, the seasonality in the agriculture guidance markets will have a greater impact on the Company's revenues because the agriculture guidance markets now make up a greater share of Hemisphere GPS' revenue.

Gross Margin

Gross margins of $6.2 million were up by over 200% from $1.9 million in the fourth quarter of 2005. In percentage terms, gross margins of 40% in the first quarter of 2006 were up from 35% in the fourth quarter of 2005. Gross margins realized on Outback product sales increased significantly over the fourth quarter as the last units of acquired Outback S inventory were sold mid-February and the last units of acquired Outback eDrive inventory were sold in March. As a result, the acquisition inventory step-up costs will no longer impact the gross margins on sales of these products. In addition, gross margins increased due to higher sales levels which allowed the cost of fixed manufacturing overhead to be spread over a larger revenue base.

Expenses

Operating expenses of $6.0 million for the three months ended March 31, 2006 increased $1.1 million, or 23%, from the last quarter of 2005. Of this increase, $900 thousand relates to increased Outback sales and marketing expenses arising because the first quarter is the strongest seasonal quarter for agricultural guidance sales resulting in increased internal sales commissions and other selling costs. In addition, sales costs of $100 thousand were incurred in the first quarter relating to the Del Norte acquisition.

Other

The Company earned interest income, net of interest expense, of $16 thousand in the first quarter, compared to $38 thousand for the quarter ended December 31, 2005. The Company is earning interest income on its cash balance, offset by interest expense on capital leases and long-term debt assumed with the Outback business.

The Company incurred a foreign exchange loss of $67 thousand in the first quarter of 2006 versus a loss of $145 thousand during the fourth quarter of 2005.

Discontinued Operations

The Company recorded a loss from discontinued operations of $9.3 million for the quarter ended March 31, 2006 compared to $3.3 million in the fourth quarter of 2005. As previously described, these amounts represent the results of operations of the Fixed Wireless Telephone and Telematics product lines.

Summarized results for the FWT and Telematics product lines are as follows:

	Quarter Ended	
(000's)	Mar 31 2006	Dec 31 2005
Sales	$ 8,951	$ 15,537
Gross margin	1,272	2,064
	14%	13%
Operating expenses	2,543	2,874
Loss before undernoted items	(1,271)	(810)
Restructuring charges	–	1,611
Interest income	(14)	(19)
Goodwill impairment	8,000	900
Loss from discontinued operations	$ (9,257)	$ (3,302)

Prior to restructuring charges, interest and goodwill impairment, these product lines incurred an operating loss of $1.3 million in the first quarter of 2006, compared to $800 thousand in the fourth quarter.

Revenues for these product lines declined by 42% to $9.0 million from $15.5 million in the fourth quarter as a result of lower sales of TDMA and GSM fixed wireless telephones.

Operating expenses declined to $2.5 million in the first quarter from $2.9 million in the fourth quarter primarily related to the restructuring of the Telematics product line.

Net Earnings (Loss)

Income from continuing operations was $102 thousand in the first quarter of 2006 compared to a loss from continuing operations of $3.2 million in the fourth quarter of 2005.

The Company realized a net loss in the first quarter of 2006 of $9.2 million, or ($0.20) per share (basic and diluted), compared to a net loss of $6.5 million, or ($0.15) per share (basic and diluted) in the fourth quarter of 2005.

Use of Non-GAAP Financial Measures

The Company is reporting non-GAAP (Generally Accepted Accounting Principles) financial measures called "Non-GAAP earnings from continuing operations" and "Non-GAAP diluted EPS from continuing operations" to supplement its consolidated financial statements presented in accordance with GAAP. These non-GAAP financial measures are intended to supplement the user's overall understanding of the Company's current financial performance and its prospects for the future. These non-GAAP financial measures are not intended to supersede or replace the Company's GAAP financial results. Non-GAAP earnings from continuing operations and Non-GAAP diluted EPS from continuing operations do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers.

The following table presents the reconciliation of Non-GAAP Earnings to GAAP net income:

	Quarter Ended	
(000's)	Mar 31 2006	Mar 31 2005
GAAP earnings from continuing operations	$ 102	$ 2,161
Amortization of acquisition inventory step-up cost	1,163	–
Non-GAAP earnings from continuing operations	1,265	2,161
Non-GAAP diluted EPS from continuing operations	$ 0.03	$ 0.06
GAAP diluted EPS from continuing operations	$ 0.00	$ 0.06

The Company excludes the amortization of acquisition inventory step-up charges from the calculation of its non-GAAP financial measures. As previously disclosed, the inventory acquired as part of the acquisition of the Outback business is recorded under GAAP at the carrying cost of the seller (RHS) at the time of the acquisition, which includes the margin that CSI earned on the sale of the product to RHS. As a result, the gross margin earned on sales of the Outback product line will include only the share of margins previously earned by RHS until the inventory on hand at the date of the acquisition has been sold. Thereafter, margins on Outback product sales will reflect the combined margins previously earned by both CSI and RHS.

The total margin reflected in the purchased inventory is referred to as the "acquisition inventory step-up cost". In order to better understand the margins that are expected to be earned on this product line once this inventory has been sold, management will report the amount of "acquisition inventory step-up cost" that is amortized in the cost of sales each quarter until the purchased inventory has been sold. The balance of unamortized inventory step-up cost at the end of the first quarter was approximately $100 thousand after taking into account the portion amortized, as well as the change in the foreign exchange rate. As this step-up cost has now been largely amortized, future sales will no longer be materially impacted by this adjustment.

Liquidity and Capital Resources

CSI Wireless held cash of $11.8 million at the end of the first quarter compared to a balance of $12.6 million at December 31, 2005. The primary items impacting the cash balance during the first quarter were:

- Cash generated by continuing operations, prior to working capital changes, was $846 thousand.
- Inventories decreased to $10.2 million at March 31, 2006 from $11.0 million at the end of December 2005. This decline is a result of strong sales during the first quarter and is offset by additional inventory purchased to meet the strong demand for the Outback products during the quarter.
- Accounts payable relating to continuing operations increased by $3.3 million during the first quarter. A significant driver of this increase relates to high levels of accounts payable for Outback commissions for

both third-party dealers and internal employees as the Company is in the middle of the strongest selling season.

- Current deferred revenue increased by $1.7 million compared to December 31, 2006. The Company has received prepayments from customers for advance orders of Outback S2 and Baseline products which the Company plans to deliver during the second quarter. As previously discussed, the demand for these products has been very strong.
- Long-term deferred revenue increased by $900 thousand during the first quarter. This balance represents sales proceeds received from customers for the three year ESP program on sales of Outback products. The deferred revenue will be recognized in revenue over the final two years of the related warranty period.
- Total capital spending related to continuing operations in the first quarter of 2006 was approximately $500 thousand.
- The Company paid net cash of approximately $1.0 million related to the acquisition of the Del Norte business assets.
- Cash used in discontinued operations was $5.4 million. Prior to working capital changes, discontinued operations used cash of $1.3 million for operations, capital lease payments and capital spending. Non-cash working capital changes generated cash outflows of $4.1 million as the Company paid down accounts payable balances related to the high level of activity during the fourth quarter.
- During the first quarter, 69,629 stock options were exercised for proceeds of $100 thousand.

CSI has an unused operating line of credit with its bank with a maximum borrowing limit of $7.0 million. The available borrowing limit under this operating line is determined based on trade receivables and inventory levels. The Company has entered into a general security agreement with its bank to secure such indebtedness.

The table below sets forth the repayment schedule of CSI's long-term debt and capital lease obligations at March 31, 2006:

	Payments Due by Period		
	Total	less than 1-year	1 to 3 years
Long-term debt	$ 668,853	$ 494,681	$ 174,172
Capital lease obligations	626,719	281,076	345,643
Total	$ 1,295,572	$ 775,757	$ 519,815

Subsequent Event

Subsequent to the end of the first quarter, the Company announced the sale of the Fixed Wireless Telephone product line. The details of this disposition are included in note 6 of the consolidated financial statements and are discussed in other sections of this MD&A.

Critical Accounting Policies and Estimates

CSI prepares its consolidated financial statements in Canadian dollars and in accordance with accounting principles generally accepted in Canada. There were no changes in accounting policies or significant estimates in the quarter.

The information in the Management's Discussion and Analysis (MD&A) contains certain forward-looking statements. These statements relate to future events or our future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", "would" and similar expressions. These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond the Company's control, including: the impact of general economic conditions; industry conditions; changes in laws and regulations and changes in how they are interpreted and enforced; fluctuations in foreign exchange and interest rates; stock market volatility and market valuations; competition for, among other things, capital and skilled personnel; incorrect assessments of the value of acquisitions; stock market volatility and market valuations and changes in income tax laws. The Company's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits the Company will derive from them. Except as required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statements.

csi wireless™

Toronto Stock Exchange Symbol: CSY

www.csi-wireless.com

CSI Wireless Q1 Revenues Increase 59% as CSI focuses exclusively on GPS business strengths

Executive management changes announced

Calgary, Alberta – May 15, 2006 - (TSX:CSY): CSI Wireless Inc., a designer and manufacturer of advanced GPS products, today reported a 59% increase in revenues for the first quarter ended March 31, 2006, as Hemisphere GPS revenue reached $15.5 million. As a result of selling its Fixed Wireless Telephone business, CSI recorded an impairment in its goodwill totaling $8 million, resulting in a net loss of $9.2 million, or ($0.20) per share for the first quarter.

Management Changes

The Company also announced senior management changes aimed at improving the performance of its Hemisphere GPS business.

The board of directors has accepted the resignation of Stephen Verhoeff from the position of President, CEO, and Director. Effective immediately, CSI's Chairman, Michael Lang, has assumed the position of interim-CEO during the recruitment period for a replacement for Mr. Verhoeff. To support the transition phase to new management, Cameron Olson, the Chief Financial Officer of CSI Wireless, will be acting as interim President of CSI in addition to holding his CFO title and role. Mr. Olson has been with CSI Wireless since 2000. Rick Heiniger will transition from President of Hemisphere GPS to Vice-Chairman of the board and will focus on special assignments such as strategic planning and direction for the Hemisphere GPS business.

Michael Lang, Chairman and interim CEO of CSI Wireless commented, "These senior management changes have been driven by the need to improve the performance of Hemisphere GPS following 2005 and early 2006 shortfalls, as well as by the need to right-size corporate overhead costs in light of our divestiture of the fixed wireless division. With CSI now focused purely on its GPS products and markets, the board felt it was prudent at this time to re-assess the Company's management structure with a view to ensuring the Company has the right leadership team in place, firmly focused on the strong market opportunities in GPS. We are immediately commencing a search for candidates for the CEO position to lead the company."

Stephen Verhoeff stated, "Though I led CSI through a consistent growth period since founding the company more than a decade ago, our recent performance has been below my satisfaction and I felt that CSI has grown beyond my entrepreneurial management style. CSI requires a change in the leadership team to allow it to achieve its next stage of evolution in the high growth GPS business. CSI has a tremendous future as a GPS focused company and I remain a loyal and passionate shareholder and believer in the Company's future. I would like to thank all of the employees and shareholders for this experience and am confident in the future of CSI."

Sale of Wireless Business – Focus on GPS

CSI has made the strategic determination to focus its resources on its GPS product lines, where it views itself as a market leader with significant competitive advantages and intellectual property. Accordingly, CSI announced during the first quarter that it has commenced the process to find a buyer for its Telematics product line. Subsequently, on May 8, 2006, the Company closed the sale of its Fixed Wireless Telephone product line to Telular Corporation of Vernon Hills, Illinois.

As a result of these actions, in accordance with Canadian generally accepted accounting principles ("GAAP"), the financial components associated with the Fixed Wireless Telephone and Telematics product lines have been treated as "discontinued operations" in the Company's financial statements. This accounting treatment must also be applied retroactively to the entire 2005 financial year, and therefore the comparative balance sheet and statement of operations have been presented on a consistent basis. As a result of these changes, the revenues and expenses in the statement of operations, except for the "loss from discontinued operations", now reflect the continuing operations of CSI's single core business - Hemisphere GPS.

Detailed financial results for the quarter and management's discussion and analysis can be found on SEDAR, at www.sedar.com.

2006 First Quarter Financial Results

For the three months ended March 31, 2006, Hemisphere GPS revenue was $15.5 million, an increase of 59% relative to revenues of $9.8 million for the same period of 2005. The increase is due to strong demand for its agricultural guidance and precision products and the acquisition of the Outback business from its former distributor, RHS Inc. ("RHS") that was completed early in the second quarter of 2005. As a result of the acquisition, CSI now receives higher revenue per unit sold as each sale includes the additional margin formerly realized by RHS prior to the acquisition.

During the first quarter, the Company experienced strong demand for several of its Outback products – the recently announced Outback S2 and the Outback eDrive. In addition, during the first quarter the Company saw strong advance demand for the Outback Baseline product which has commenced production during the second quarter. The Company's precision products line, focused on the marine and GIS markets, also saw improved revenue relative to 2005.

During the fourth quarter of 2005, the Company implemented an extended service program ("ESP") related to its Outback product line. Under this program, customers can purchase an extension of warranty coverage from 1 year to 3 years. Previously, the 3 year warranty program was standard with each sale. Customer take-up of this program has been very high. The revenue earned and commissions paid related to this program must be deferred for accounting purposes and amortized over the second and third years of the warranty. During the quarter, ESP receipts of $942 thousand, and ESP commissions of $141 thousand have been deferred.

Revenue growth was tempered by the decline in the US dollar, which has weakened by 6% compared to the average rate for the three month period ended March 31, 2005.

Hemisphere GPS gross margins for the 2006 first quarter decreased to 40% from 52% for the same period in 2004. Cost of sales in the first quarter of 2006 include amortization of the acquisition inventory step-up costs totaling $1.2 million. Prior to the amortization of these step-up costs, gross margins would have been 47%. The acquisition inventory step-up costs have been largely amortized during the first quarter of 2006 and will not materially impact future gross margins.

Effective with this quarter, the Company has changed the accounting categorization of dealer commissions in the statement of operations. These costs represent incentives paid to third-party dealers in the Outback North American distribution channel and vary directly with North American Outback product sales. In 2005, these costs were included as a separate category of operating expense. However, as these costs are third-party variable costs

that vary directly with Outback product sales in North America, the Company has determined that their inclusion in determination of gross margins is a more meaningful accounting treatment. Dealer commissions during the first quarter of 2006 were approximately $2.2 million. There were no dealer commissions in the first quarter of 2005 as this was prior to the acquisition of the Outback business.

The Outback acquisition completed in April 2005 was strategically important for CSI as it solidified the Company's distribution capabilities, enhanced its margins and gives the Company control of the product from design and manufacture to the end customer. The accounting treatment for acquired inventory temporarily reduced gross margins in 2005 and early 2006, however, the acquisition ultimately improves CSI's absolute gross margins significantly, and this will be more evident moving forward as the acquisition inventory step up costs have now been largely amortized.

Total operating expenses for the first quarter increased by $3.1 million, or 103% over the same period in 2005, primarily as a result of operating expenses of $2.8 million related to the Outback business acquired during the second quarter of 2005. In addition, operating expenses of $0.2 million are included in the first quarter relating to the Del Norte acquisition which closed in January 2006.

Of the operating expenses, sales and marketing expenses increased by $2.1 million compared to the first quarter of 2005, entirely related to the Outback business acquisition. General & administrative and amortization expenses also increased relating to the Outback business acquisition.

The continuing operations of the Hemisphere GPS product lines generated earnings of $102 thousand dollars in the first quarter of 2006 compared to $2.2 million in the first quarter of 2005.

As a result of the discontinuance of the Fixed Wireless Telephone product line, the Company recorded a goodwill impairment during the quarter of $8.0 million, which when added to the $1.3 million operating loss from discontinued operations generated a net loss from discontinued operations of $9.3 million for the quarter compared to a loss of $844 thousand in 2005.

The Company reported a consolidated net loss of $9.2 million, or ($0.20) per share (basic and diluted) in the first quarter of 2006, compared to net earnings of $1.3 million, or $0.04 (basic and diluted) per share in the first quarter of 2005.

Non-GAAP Financial Measures

The following non-GAAP financial measures are intended to supplement the overall understanding of CSI's current financial performance and its prospects for the future.

	Three Months Ended	
(thousands)	Mar 31 2006	Mar 31 2005
GAAP earnings from continuing operations	$ 102	$ 2,161
Amortization of acquisition inventory step-up cost	1,163	-
Non-GAAP earnings from continuing operations	1,265	2,161
Non-GAAP diluted EPS from continuing operations	$ 0.03	$ 0.06
GAAP diluted EPS from continuing operations	$ 0.00	$ 0.06

The Company excludes the amortization of acquisition inventory step-up costs from the calculation of its non-GAAP financial measures. The inventory acquired as part of the acquisition of the Outback business is recorded under GAAP at the carrying cost of the seller (RHS) at the time of the acquisition, which included the margin that CSI had earned on the sale of the product to RHS prior to the acquisition. As a result, the gross margin earned on sales of the Outback product line will include only the share of margins previously earned by RHS until the inventory on hand at the date of the acquisition has been sold. Thereafter, margins on Outback product sales will reflect the combined margins previously earned by both CSI and RHS.

The total margin reflected in the purchased inventory is referred to as the "acquisition inventory step-up cost". During the quarter, the step-up cost related to Outback S and Outback eDrive product was completely amortized. The balance of unamortized inventory step-up cost at the end of the first quarter relating to the Outback 360 product was approximately $0.1 million. As this step-up cost has now been largely amortized, future sales will no longer be materially impacted by this adjustment.

First Quarter Operational Highlights

- CSI's Hemisphere GPS division acquires Del Norte Inc. for US$940,000. With 2005 sales of approximately US$1.7M, Del Norte has more than 20 years experience designing and manufacturing specialized GPS products for the aerial guidance market -- primarily crop dusting or aerial spraying.

- Hemisphere GPS introduces Outback BaseLine high-definition GPS accuracy for agriculture at half the cost of RTK (Real Time Kinematic) GPS. The increased accuracy reflected in this product will be ideal for many agricultural activities requiring increased accuracy, including planting, seeding, cultivating and harvesting.

- Hemisphere GPS announces multi-year OEM private branding agreement with ComNav for its Vector GPS compass technology. The Vector heading sensor provides accurate heading, rate of turn and positioning for marine navigation applications.

- Hemisphere GPS introduces its new Crescent A100 "smart antenna" that combines a GPS antenna with a GPS receiver featuring Hemisphere's new high-performance Crescent OEM (original equipment manufacturer) module. The entire system fits into a very durable, compact enclosure and is ideal for agricultural, marine, GIS (geographic information system) mapping and other precision applications.

Conference Call – Monday May 15 at 10:00AM EST

A Web cast and conference call for shareholders, analysts and other members of the investment community has been scheduled for today at 10:00 a.m. Eastern Time to discuss the financial results and provide updates on operations.

To participate, please dial 1-800-814-4853 approximately 10 minutes before the conference call.

Please note that a live Web cast of the call will be available on the CSI Wireless Web site at http://www.csi-wireless.com/investors/conference_calls.shtml. The Web cast will be archived there for later review.

A recording of the call will be available through May 23. Please dial 1-877-289-8525 and enter the reservation number 21188215# to listen to the rebroadcast.

About CSI Wireless

CSI Wireless designs and manufactures innovative, cost-effective GPS products for applications in agriculture, marine and other markets. CSI is a leader in several high-growth markets. The Company owns leading brand names, numerous patents, and other intellectual property and has licensed its technology to manufacturers of chipsets and GPS receivers. The Company's head office is in Calgary, Alberta, and it has major product development and sales and marketing facilities in Arizona, Kansas and Texas. For more information about CSI, go to www.csi-wireless.com.

The above disclosure contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond CSI Wireless's control, including: the impact of general economic conditions, industry conditions, increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange or interest rates, stock market volatility and market valuations of companies with respect to the announced transactions and the final valuations thereof, and obtaining required approvals of regulatory authorities. CSI Wireless's actual results, performance or achievement could differ materially from those expressed in, or implied by these forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceed, that CSI Wireless will derive therefrom.

For more information, please contact:

Cameron Olson
President and Chief Financial Officer
CSI Wireless Inc.
403-259-3311
colson@csi-wireless.com

Cory Pala
Investor Relations
E.vestor Communications Inc.
416-657-2400
cpala@evestor.com

CSI WIRELESS INC.

Consolidated Statements of Operations and Deficit

Three months ended March 31, 2006 and 2005
(unaudited)

	2006	2005
Sales	$ 15,514,035	$ 9,773,461
Cost of sales	9,311,614	4,657,899
	6,202,421	5,115,562
Expenses:		
Research and development	1,170,136	932,998
Sales and marketing	2,819,069	660,715
General and administrative	1,330,029	1,049,139
Stock-based compensation	143,303	144,496
Amortization	586,926	197,116
	6,049,463	2,984,464
Earnings before undernoted items	152,958	2,131,098
Foreign exchange loss (gain)	66,610	(32,730)
Interest income	(15,827)	(41,897)
Earnings before income tax	102,175	2,205,725
Current income tax	–	45,000
Earnings from continuing operations	102,175	2,160,725
Loss from discontinued operations	(9,256,998)	(843,891)
Net (loss) earnings	(9,154,823)	1,316,834
Deficit, beginning of period	(30,980,146)	(18,942,658)
Deficit, end of period	$(40,134,969)	$(17,625,824)
Earnings per common share from continuing operations:		
Basic and diluted	$ 0.00	$ 0.06
Earnings per common share:		
Basic and diluted	$ (0.20)	$ 0.04
Weighted average shares outstanding:		
Basic	45,899,354	33,626,415
Diluted	45,899,354	35,895,576

CSI WIRELESS INC.

Consolidated Balance Sheets
(unaudited)

	March 31, 2006	December 31, 2005
Assets		
Current assets:		
Cash	$ 11,760,674	$ 12,595,354
Accounts receivable	4,751,232	3,400,719
Inventories	10,198,101	11,030,410
Prepaid expenses and deposits	581,312	550,621
Current assets of discontinued operations	9,638,267	11,045,664
	36,929,586	38,622,768
Deferred commissions	165,782	24,472
Property and equipment	6,369,068	6,189,739
Intangible assets	4,844,627	4,727,733
Goodwill	22,961,432	22,394,799
Assets of discontinued operations	10,032,371	18,229;059
	$ 81,302,866	$ 90,188,570
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 6,257,686	$ 2,999,227
Deferred revenue	1,739,359	–
Current portion of long-term debt	494,681	483,134
Current portion of capital lease obligations	281,076	284,922
Current liabilities of discontinued operations	5,190,033	10,969,890
	13,962,835	14,737,173
Deferred revenue	1,164,514	222,413
Long-term debt	174,172	300,672
Capital lease obligations	345,643	408,411
Shareholders' equity:		
Share capital	103,566,255	103,463,383
Contributed surplus	2,224,416	2,036,664
Deficit	(40,134,969)	(30,980,146)
	65,655,702	74,519,901
	$ 81,302,866	$ 90,188,570

CSI WIRELESS INC.

Consolidated Statements of Cash Flows

Three months ended March 31, 2006 and 2005
(unaudited)

	2006	2005
Cash flows from (used in) operating activities:		
Earnings from continuing operations	$ 102,175	$ 2,160,725
Items not involving cash:		
Amortization	586,926	197,116
Stock-based compensation	143,303	144,496
Unrealized foreign exchange loss	13,928	–
Cash from continuing operations	846,332	2,502,337
Change in non-cash operating working capital:		
Accounts receivable	(1,329,415)	(162,696)
Inventories	959,590	330,582
Prepaid expenses and deposits	(30,691)	36,614
Accounts payable and accrued liabilities	3,129,899	(384,865)
Deferred revenue	1,739,359	–
	5,315,074	2,321,972
Cash used in discontinued operations	(5,007,179)	(2,626,135)
	307,895	(304,163)
Cash flows from (used in) financing activities:		
Deferred commissions	(141,310)	–
Deferred revenue	942,101	–
Long-term debt	(128,881)	–
Capital leases	(66,614)	(44,040)
Issue of share capital, net of share issue costs	92,724	609,215
Cash used in discontinued operations	(299,396)	(438,283)
	398,624	126,892
Cash flows used in investing activities:		
Purchase of property and equipment	(510,299)	(253,011)
Business acquisition, net	(959,302)	–
Cash used in discontinued operations	(71,598)	(226,544)
	(1,541,199)	(479,555)
Increase (decrease) in cash position	(834,680)	(656,826)
Cash, beginning of period	12,595,354	10,253,440
Cash, end of period	$ 11,760,674	$ 9,596,614
Supplemental disclosure:		
Interest paid	$ 28,920	$ 25,161
Interest received	69,206	51,145

csi wireless™

Toronto Stock Exchange Symbol: CSY www.csi-wireless.com

CSI Wireless First Quarter Conference Call Notice

Calgary, Alberta – May 10, 2006 - (TSX:CSY): CSI Wireless Inc, a designer and manufacturer of advanced GPS products, will release its first-quarter financial results for the period ended March 31, 2006, prior to the open of trading on the Toronto Stock Exchange on Monday, May 15, 2006.

A Web cast and conference call for shareholders, analysts and other members of the investment community has been scheduled for Monday May 15 at 10:00 a.m. Eastern Time to discuss the financial results and provide updates on operations.

To participate, please dial 1-800-814-4853 approximately 10 minutes before the conference call.

Please note that a live Web cast of the call will be available on the CSI Wireless Web site at http://www.csi-wireless.com/investors/conference_calls.shtml. The Web cast will be archived there for later review.

A recording of the call will be available through May 23. Please dial 1-877-289-8525 and enter the reservation number 21188215# to listen to the rebroadcast.

About CSI Wireless
CSI Wireless designs and manufactures innovative, cost-effective, wireless and GPS products for applications in agriculture, marine and other markets. CSI is a leader in several high-growth markets. The Company owns leading brand names, numerous patents, and other intellectual property. It has licensed its technology to manufacturers of chipsets and GPS receivers. The Company's head office is in Calgary, Alberta, and it has major product development, sales and marketing facilities in Arizona, Kansas and Texas. For more information about CSI, go to www.csi-wireless.com.

For more information, please contact:

Cory Pala
Investor Relations
E-vestor Communications Inc.
416-657-2400
cpala@evestor.com

csi wireless™

Toronto Stock Exchange Symbol: CSY www.csi-wireless.com

CSI Wireless Completes Sale of Fixed Wireless Business to Telular Corporation

Calgary, Alberta – May 9, 2006 – CSI Wireless Inc. announced today that as of May 8, 2006 it has completed the sale of its fixed wireless telephone (FWT) business to Telular Corporation of Vernon Hills, Illinois. Further details relating to the transaction were included in the press release issued by the Company on April 24, 2006.

GMP Securities L.P. acted as adviser on this transaction for CSI Wireless.

CSI Wireless shares trade on the Toronto Stock Exchange under the symbol "CSY", with approximately 46 million shares outstanding. For more information about CSI, go to www.csi-wireless.com.

For more information, please contact:

Cory Pala
Investor Relations
E-vestor Communications Inc.
416-657-2400
cpala@evestor.com

Cameron Olson
Chief Financial Officer
CSI Wireless Inc.
403-259-3311
colson@csi-wireless.com

MATERIAL CHANGE REPORT

Item 1. Name and Address of Reporting Issuer:

CSI Wireless Inc.
4110 - 9th Street S.E.
Calgary, Alberta T2G 3C4

Item 2. Date of Material Change:

April 24, 2006

Item 3. News Release:

A press release disclosing the details outlined in this Material Change Report was issued on April 24, 2006 and disseminated through the facilities of Canada NewsWire.

Item 4. Summary of Material Change:

On April 24, 2006 CSI Wireless Inc. ("CSI" or the "Corporation") announced the signing of a definitive agreement to sell its Fixed Wireless Telephone (FWT) business to Telular Corporation, a Vernon Hills, Illinois corporation.

Item 5. Full Description of Material Change:

On April 24, 2006, CSI Wireless (CSI) announced that it had signed a definitive agreement (Agreement) to sell its Fixed Wireless Telephone (FWT) business to Telular Corporation (Telular) of Vernon Hills, Illinois.

Telular has agreed to acquire CSI's FWT business assets for the following consideration:

$3.9 (US$3.4) million cash on closing
$6.8 (US$6.0) million Telular shares on closing (1,931,745 shares) which CSI agreed not to sell for 6 months after closing, except in certain limited circumstances
$4.1 (US$3.6) million in contingent Telular shares (1,159,047 shares)

for total potential proceeds of $14.8 (US$13.0) million.

The number of contingent shares payable to CSI Wireless will be based on the revenues earned by Telular on GSM and TDMA fixed wireless telephone sales in specific markets during defined periods which will end no later than June 30, 2007. The number of contingent shares has been fixed based on the average closing share price for the 25 days prior to signing of the Agreement.

The transaction is subject to certain conditions and the two parties expect to close the transaction on May 4, 2006.

The decision to find a buyer for the FWT business follows a recent decision by CSI to also sell its Telematics business. CSI has elected to focus all of its resources on its GPS products where it is a market leader and has strong competitive advantages. CSI's Hemisphere GPS division, which owns the Outback, Satloc and Del Norte brand names, is the market leader in GPS guidance products for the precision agriculture market in both the ground (tractors/sprayers) and air (cropdusters) verticals.

"CSI has historically participated in both the Wireless and GPS markets, which have fundamentally different business models," explained Stephen Verhoeff, president and CEO of CSI Wireless. "This has created a number of challenges for the company both internally, and externally. After much deliberation, we determined that the GPS and Fixed Wireless businesses would perform better, and be more appropriately valued, if separated. We reviewed a number of alternatives, and determined that divesting our Fixed Wireless business to Telular was the best option. We are confident about Telular's plans for the Fixed Wireless markets and both companies agreed that the businesses would benefit from consolidation. Moving forward, CSI will be a 'pure-play' GPS company, focused on becoming the preeminent supplier of GPS products to all the markets we serve."

Historically, the GPS business has been the strongest performer for CSI, and therefore as a result of these actions, overall corporate performance is expected to improve. CSI is focusing specifically on opportunities driven by its core competencies and those with the greatest earnings potential.

GMP Securities L.P. acted as adviser on this transaction for CSI Wireless.

Item 6. Reliance on Subsection 7.1 (2) or (3) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information:

No information has been omitted.

Item 8. Executive Officer:

The name and business numbers of the executive officer of CSI Wireless Inc., who is knowledgeable of the material change and this report is:

Cameron Olson, Vice-President, Finance and Chief Financial Officer
Telephone: (403) 640-6720
Facsimile: (403) 259-8866

Item 9. Date of Report

May 2, 2006

CSI WIRELESS INC.

NOTICE OF ANNUAL GENERAL MEETING

and

INFORMATION CIRCULAR – PROXY STATEMENT

WITH RESPECT TO THE

ANNUAL GENERAL MEETING OF
SHAREHOLDERS

TO BE HELD MAY 24, 2006

CSI WIRELESS INC.

NOTICE OF
ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that an Annual General Meeting (the "**Meeting**") of the shareholders of CSI Wireless Inc. (the "**Corporation**" or "**CSI**") will be held at the Wildrose North, The Sheraton Suites Eau Claire, 255 Barclay Parade, SW, Calgary, Alberta on Wednesday, May 24, 2006 at 3:00 p.m. in the afternoon (Calgary time) for the following purposes:

1. To receive and consider the financial statements of the Corporation, together with the report of the auditors thereon, for the year ended December 31, 2005;

2. To fix the number of Directors to be elected at the Meeting at seven;

3. To elect Directors for the ensuing year;

4. To appoint auditors for the ensuing year and to authorize the Board to fix their remuneration; and

5. To transact such other business as may properly come before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular - Proxy Statement accompanying and forming part of this Notice.

The Directors of the Corporation have fixed a record date for the purpose of determining the shareholders entitled to receive notice of the Meeting. Each person who is a holder of common shares of record at the close of business on April 14, 2006 (the "**Record Date**") will be entitled to notice of, and to attend and vote at, the Meeting except, to the extent that such a shareholder transfers the ownership of any of his/her shares after the Record Date and the transferee of those shares establishes that he/she owns such shares and demands, not later than ten days before the Meeting, that his/her name be included in the list of shareholders entitled to vote at the Meeting, such transferee will be entitled to vote such shares at the Meeting.

Shareholders of the Corporation who are unable to attend the Meeting in person are requested to date and sign the enclosed Instrument of Proxy and to mail it to or deposit it with the Corporation, c/o Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1. In order to be valid and acted upon at the Meeting, instruments of proxy must be returned to the aforesaid address not less than 48 hours, *excluding Saturdays, Sundays and holidays, preceding the Meeting* or any adjournment thereof.

DATED at Calgary, Alberta, this 14th day of April, 2006.

BY ORDER OF THE BOARD OF DIRECTORS

(signed)"Stephen A. Verhoeff"

Chief Executive Officer

TABLE OF CONTENTS

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Information Circular.

"**Board**" or "**Board of Directors**" means the board of directors of CSI as presently constituted;

"**Business Day**" means a day, other than a Saturday, Sunday or statutory holiday when banks are generally open for the transaction of banking business;

"**Common Shares**" means the common shares of CSI, as presently constituted;

"**Corporation**" or "**CSI**" means CSI Wireless Inc., a corporation incorporated pursuant to the laws of the Province of Alberta;

"**Director**" means a director of the Corporation;

"**Guidelines**" means the guidelines adopted by the TSX relating to corporate governance matters;

"**Information Circular**" means the information circular – proxy statement dated April 14, 2006 in respect of the Meeting;

"**Meeting**" means the annual general meeting of the shareholders of CSI to be held on May 24, 2006;

"**Plan**" means the share option plan of the Corporation, as amended;

"**Record Date**" means the record date for the Meeting, being April 14, 2006; and

"**TSX**" means the Toronto Stock Exchange.

CSI WIRELESS INC.

INFORMATION CIRCULAR - PROXY STATEMENT
dated April 14, 2006

Annual General Meeting of Shareholders
to be held on May 24, 2006

PART I - INTRODUCTION

This Information Circular - Proxy Statement is furnished in connection with the solicitation of proxies by the management of CSI Wireless Inc. (the "Corporation" or "CSI") for use at the Annual General Meeting of Shareholders of the Corporation (the "**Meeting**") to be held at the Wildrose North, The Sheraton Suites Eau Claire, 255 Barclay Parade SW, Calgary, Alberta on Wednesday, May 24, 2006 at 3:00 p.m. in the afternoon (Calgary time) and at any adjournment thereof, and on every ballot that may take place in consequence thereof, for the purposes set forth in the Notice of Annual General Meeting of Shareholders.

Unless otherwise stated, the information contained in this Information Circular is given as at April 14, 2006.

No person has been authorized by CSI to give any information or make any representations in connection with the transactions herein described other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized by CSI.

PART II - GENERAL PROXY INFORMATION

Solicitation of Proxies

The Board of Directors has fixed the record date for the Meeting at the close of business on April 14, 2006 (the "**Record Date**"). Only holders of Common Shares of record as at that date are entitled to notice of the Meeting. Shareholders of record will be entitled to vote those shares included in the list of shareholders entitled to vote at the Meeting prepared as at the Record Date, unless any such shareholder transfers shares after the Record Date and the transferee of those shares, having produced properly endorsed certificates evidencing such shares or having otherwise established that he owns such shares, demands, not later than ten (10) days before the Meeting, that the transferee's name be included in the list of shareholders entitled to vote at the Meeting, in which case such transferee shall be entitled to vote such shares at the Meeting.

At the close of business on April 14, 2006 there were 45,929,411 Common Shares issued and outstanding. Two persons present in person and holding or representing not less than five (5%) percent of the Common Shares entitled to vote thereat will constitute a quorum at the Meeting.

Appointment of Proxies

Instruments of proxy must be mailed so as to reach or be deposited with the Corporation, c/o Computershare Trust Company of Canada, 9th Floor, 100 University Avenue,

Toronto, Ontario, M5J 2Y1, not less than 48 hours, excluding Saturdays, Sundays and holidays, preceding the Meeting or any adjournment thereof.

Instruments of proxy must be in writing and must be executed by the shareholder or his attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. Persons signing as executors, administrators, trustees, etc. should so indicate and give their full title as such.

The persons named in the enclosed Instrument of Proxy are officers and directors of the Corporation. Each shareholder has the right to appoint a person or persons, who need not be shareholders of the Corporation, other than the persons designated in the Form of Proxy furnished by the Corporation, to attend and act on such shareholder's behalf at the Meeting. To exercise such right, the names of management's nominees may be crossed out and the name(s) of the shareholder's nominee(s) legibly printed in the blank space provided, or another appropriate instrument of proxy may be submitted.

Revocability of Proxy

An instrument of proxy may be revoked at any time prior to the exercise thereof. If a person who has given a proxy attends personally at the Meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a shareholder may revoke a proxy by depositing an instrument in writing executed by the shareholder or by its attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited at the registered office of the Corporation, 4110 - 9th Street SE, Calgary, Alberta, T2G 3C4, at any time up to and including the last business day before the day of the Meeting, or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits the proxy is revoked.

Persons Making the Solicitation

This solicitation is made on behalf of the management of the Corporation. The costs incurred in the preparation and mailing of the Instrument of Proxy, the Notice of Annual General Meeting of Shareholders and this Information Circular - Proxy Statement will be borne by the Corporation. In addition to the use of mail, proxies may be solicited by personal interviews, telephone or other means of communication by directors, officers and employees of the Corporation, none of whom will be specifically remunerated therefor.

Exercise of Discretion

The shares represented by the Instrument of Proxy furnished by the Corporation, where the shareholder specifies a choice with respect to any matter to be acted upon, will be voted or withheld from voting on any ballot in accordance with the specification so made. **In the absence of such specification, such shares will be voted in favour of the matters described in the Notice of Annual General Meeting of Shareholders. The persons appointed under the Instrument of Proxy furnished by the Corporation are conferred discretionary authority with respect to amendments or variations of those matters specified in the Instrument of Proxy and with respect to any other matters which may properly be brought before the Meeting or any adjournment thereof. At the time of the printing of this Information Circular - Proxy Statement, the management of the Corporation knows of no such amendment, variation or other matter.**

Advice to Beneficial Holders of Securities

The information set forth in this section is of significant importance to many public shareholders of CSI, as a substantial number of the public shareholders of CSI do not hold shares in their own name. Shareholders who do not hold their shares in their own name (referred to in this Information Circular as "Beneficial Shareholders") should note that only proxies deposited by shareholders whose names appear on the records of CSI as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those shares will not be registered in the shareholder's name on the records of CSI. Such shares will more likely be registered under the name of the shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms). Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of CSI do not know for whose benefit the shares registered in the name of CDS & Co. are held.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of the Meeting. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided to registered shareholders. However, its purpose is limited to instructing the registered shareholders how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications **("ADP")**. If you receive a voting instruction form from ADP or another intermediary it cannot be used as a proxy to vote shares directly at the meeting as the proxy must be returned (or otherwise reported as provided in the voting instruction form) as described in the voting instruction form well in advance of the meeting in order to have the shares voted.

There are two kinds of Beneficial Shareholders – those who object to their name being made known to the issuers of securities which they own (called OBOs for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called NOBOs for Non-Objecting Beneficial Owners).

Up until September 2002, issuers (including the directors and officers of the Corporation) had no knowledge of the identity of any of their Beneficial Shareholders including *NOBOs*. Subject to the provision of National Instrument 54-101 - *Communication with Beneficial Owners of Securities of Reporting Issuers* ("**N.I. 54-101**"), however, after September 1, 2002 issuers could request and obtain a list of their NOBOs from intermediaries via their Transfer Agents. Prior to September 1, 2004 issuers could obtain this NOBO list and use it for specific purposes connected with the affairs of the Corporation except for the distribution of proxy-related materials directly to NOBOs. This was stage one of the implementation of N.I. 54-101. Effective for shareholder meetings taking place on or after September 1, 2004 issuers can obtain and use this NOBO list for distribution of proxy-related materials directly (not via ADP) to NOBOs. This is stage two of the implementation of N.I. 54-101.

This year, the Corporation has decided to take advantage of those provisions of N.I. 54-101 that permit it to directly deliver proxy-related materials to its NOBOs. As a result NOBOs can expect to receive a scannable Voting Instruction Form ("**VIF**") from our Transfer Agent, Computershare Trust Company of Canada (or Computershare Investor Services Inc. as the case might be) (collectively, "**Computershare**"). These VIFs are to be completed and returned to Computershare in the envelope provided or by facsimile. In addition, Computershare provides both telephone voting and internet voting as described on the VIF itself which contain complete instructions. Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs they receive.

PART III - MATTERS TO BE ACTED UPON AT THE MEETING

Election of Directors

The Board presently consists of seven (7) Directors, the term of office of each of whom will expire at the Meeting unless directors are not elected at the Meeting (in which case the incumbent directors continue in office until their successors are elected).

The Articles of the Corporation specify that the Board of Directors shall consist of a minimum of three and a maximum of eleven directors. At the Meeting, shareholders will be asked to fix, at seven (7) members, the number of directors to be elected at the Meeting and to elect seven (7) directors to hold office until the next annual general meeting of the Corporation or until their successors are elected or appointed.

Unless otherwise directed, it is the intention of management to vote proxies in the accompanying form in favour of an ordinary resolution fixing the number of directors to be elected at the Meeting at seven (7) members and in favour of the election as directors of the seven (7) nominees hereinafter set forth:

Paul L. Camwell
Richard W. Heiniger
John M. Tye III
Howard W. Yenke
Paul G. Cataford
Michael J. Lang
Stephen A. Verhoeff

The names and municipalities of residence of the persons nominated for election as directors, the number of Common Shares beneficially owned, directly or indirectly, or over which each exercises control or direction, the offices held by each in the Corporation, the period served as director and the principal occupation of each are as follows:

Name and Municipality of Residence and Position with the Corporation	Principal Occupation During the Last Five Years	Director Since	Number of Common Shares Beneficially Owned Directly or Indirectly or Over which Control or Direction is Exercised
Stephen A. Verhoeff Calgary, Alberta President, Chief Executive Officer and a Director	President and Chief Executive Officer of the Corporation	1990	608,504[(1)]

Name and Municipality of Residence and Position with the Corporation	Principal Occupation During the Last Five Years	Director Since	Number of Common Shares Beneficially Owned Directly or Indirectly or Over which Control or Direction is Exercised
Michael J. Lang[(2) (3)] Calgary, Alberta Non-Executive Chairman and Director	Chairman, StoneBridge Merchant Capital Corp. (a private investment company)	1996	516,005[(5)]
Howard W. Yenke[(3)] Onset, Massachusetts Director	Retired Executive	1996	30,000[(7)]
Paul L. Camwell[(4)] Calgary, Alberta Director	Chief Technology Officer of Extreme Engineering Ltd. (a private engineering firm)	1998	24,562[(6)]
Paul G. Cataford[(2)] Calgary, Alberta Director	President & CEO of University Technologies International Inc. (owned by the University of Calgary, is a technology commercialization company)[(9)]	2004	3,000[(8)]
Richard W. Heiniger Parkville, Missouri President, Hemisphere GPS, LLC and a Director	President of Hemisphere GPS LLC (formerly Satloc LLC) since April 2005. Was previously and continues to be CEO of RHS Inc. (a private company in marketing and distribution business)	2005	4,400,000[(10)]
John M. Tye III Plainview, Texas Director	Chairman, Bigham Brothers Inc. (a manufacturer of farm equipment)	Nominee	Nil

Notes:

(1) An additional 22,300 Common Shares are owned by the Verhoeff Family Trust, of which Mr. Verhoeff is the trustee and a beneficiary. Excludes options to purchase an aggregate of 300,000 common shares at prices ranging from $1.67 to $2.65 per common share.

(2) Member of the Corporation's Audit Committee

(3) Member of the Corporation's Compensation Committee

(4) Member of the Corporation's Corporate Governance Committee

(5) The amount excludes options to purchase an aggregate of 163,000 Common Shares at prices ranging from $1.67 to $2.65 per common share.

(6) Excludes options to purchase an aggregate of 25,000 Common Shares at prices ranging from $1.67 to $2.70 per Common Share.

(7) Excludes options to purchase an aggregate of 25,000 Common Shares at prices ranging from $1.67 to $2.70 per Common Share.

(8) Excludes options to purchase an aggregate of 50,000 Common Shares at the price of $2.70 per Common Share.

(9) Prior to joining University Technologies International Inc. in April of 2004, Mr. Cataford was the Managing Partner of HorizonOne Asset Management, a Toronto-based private equity boutique which he co-founded in 2001. Prior to that Mr. Cataford was Executive Managing Director of BMO Nesbitt Burns Equity Partners.

(10) These shares are registered to RHS Inc., a company fully controlled by Mr. Heiniger. The 4,400,000 common shares issued are held in escrow with 1,000,000 to be released on each the first and second anniversary of the closing date and 1,950,000 to be released on the third anniversary of the closing date. The remaining 450,000 shares are subject to holdback against certain claims that may arise for which the

Company has been indemnified. An additional 2,100,000 Performance Warrants may be issued to RHS if the Outback Business achieves certain growth and profitability targets in fiscal 2005, 2006 and 2007. Each Performance Warrant will entitle the holder to acquire, for no additional consideration, one common share of the Company. If the Performance Warrants become issuable, they will be accounted for as additional goodwill on the acquisition.

(11) The Corporation has an Executive Committee consisting of Stephen Verhoeff, Cameron Olson, Colin Maclellan Theresa Lea, Richard Heiniger and Dean Ryerson.

The information as to principal occupation and as to shares beneficially owned, directly or indirectly, or over which control or direction is exercised is based upon information provided by the nominees as of April 14, 2006. Each of the above nominees is a director of the Corporation elected at the last annual general meeting of shareholders.

No director, officer or other member of management of the Corporation is, or within the ten years prior to the date of this Information Circular has been, a director, officer or promoter or any other issuer that while that person was acting in that capacity:

(a) was the subject of a cease trade order or similar order or an order that denied the issuer access to any statutory exemptions for a period of more than 30 consecutive days; or

(b) was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

(c) was a director or officer of a corporation that within a year of the person ceasing to act as a director or officer of the corporation became bankrupt or made a proposal in bankruptcy.

In addition, no proposed director has, within the ten years before the date of this document, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver-manager or trustee appointed to hold its assets except as follows:

Michael J. Lang who was previously a director of Beau Canada Exploration Ltd. One of the companies acquired by Beau Canada Exploration Ltd. was Environmental Technologies Inc. (**"ETI"**). After the acquisition, Michael J. Lang became a director of ETI. ETI was issued a cease trade order on August 28, 1997. Michael J. Lang subsequently resigned as a director of ETI and ETI was wound up.

Appointment of Auditors

The persons named in the Instrument of Proxy furnished by the Corporation intend, unless otherwise directed, to vote in favour of an ordinary resolution to reappoint the firm of KPMG, LLP, Chartered Accountants, to serve as auditors of the Corporation to hold office until the next annual general meeting of shareholders and to authorize the Board to fix their remuneration. KPMG, LLP, Chartered Accountants, were originally appointed as auditors of the Corporation on January 1, 1996.

The Audit Committee reviews the annual audit fees and considers the issue of auditor independence in the context of all services provided to the Corporation.

Certain information regarding CSI's audit committee, including the fees paid to CSI's auditors in the last fiscal year, that is required to be disclosed in accordance with Multilateral Instrument 52-110 of the Canadian Securities Administrators will be contained in CSI's renewal annual information form for the year ended December 31, 2005, an electronic copy of which is available on the internet on CSI's SEDAR profile at www.sedar.com.

PART IV - INFORMATION CONCERNING THE CORPORATION

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The authorized share capital of the Corporation consists of an unlimited number of Common Shares, an unlimited number of First Preferred Shares and an unlimited number of Second Preferred Shares, both of which are issuable in series. As at April 14, 2006, there were 45,929,411 Common Shares issued and outstanding and no First or Second Preferred Shares issued and outstanding. Two persons present in person and holding or representing not less than five (5%) percent of the Common Shares entitled to vote thereat will constitute a quorum at the Meeting.

The holders of Common Shares are entitled to receive notice of all shareholders meetings (other than meetings of a class or series of shares of the Corporation other than the Common Shares) and to one (1) vote thereat for each share held. The holders of the Common Shares are entitled to receive such dividends as are declared by the Board of Directors on the Common Shares as a class, subject to prior satisfaction of all preferential rights to dividends attached to all shares of the Corporation ranking in priority to the Common Shares, and in respect of return of capital, the holders of Common Shares are entitled to share pro rata together with the holders of any other classes of shares ranking equally with the Common Shares in such assets of the Corporation as are available for distribution.

To the knowledge of the directors or senior officers of the Corporation, except as set forth below, no person beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than ten (10%) percent of the voting rights attached to any class of voting securities of the Corporation as at the date hereof.

Name of Shareholder	Number of Common Shares	Percentage of Common Shares
Acuity Investment Management Inc.	5,619,800[(1)]	12.59%

Note:
(1) As reported on March 31, 2006.

EXECUTIVE COMPENSATION

Compensation of Executive Officers

The information provided below relates to remuneration paid during the financial years ended December 31, 2005, December 31, 2004 and December 31, 2003 to the Corporation's Chief Executive Officer, the Chief Financial Officer and each of the Corporation's three most highly compensated executive officers (the "**Named Executive Officers**"). All figures are in Canadian dollars unless indicated otherwise.

Summary Compensation Table

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation	Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)
Stephen A. Verhoeff President and Chief Executive Officer	2005 2004 2003	227,513 219,300 193,500	Nil 77,282[1] 30,000	Nil Nil Nil	Nil 100,000 200,000	Nil Nil Nil	Nil Nil Nil	9,000[2] 9,000[2] 9,000[2]
Cameron B. Olson Chief Financial Officer and Vice-President Finance[3]	2005 2004 2003	167,888 157,500 136,636	Nil 57,360[4] 15,000	Nil Nil Nil	Nil 110,000 90,000	Nil Nil Nil	Nil Nil Nil	9,000[5] 9,000[5] 34,241[5]
Colin Maclellan Chief Operating Officer	2005 2004 2003	219,780 211,736 186,724	Nil 58,144[6] 22,000	Nil Nil Nil	Nil 60,000 50,000	Nil Nil Nil	Nil Nil Nil	9,000[7] 9,000[7] 64,939[7]
Michael Whitehead Chief Scientist, Hemisphere GPS	2005 2004 2003	178,591US 141,075US 135,000US	Nil 30,053US[8] Nil	Nil Nil Nil	50,000 20,000 20,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Michael Cummiskey Vice-President Fixed Wireless Business Development	2005 2004 2003	152,861US 150,000US 25,000US	Nil Nil Nil	Nil Nil Nil	Nil 10,000 30,000	Nil Nil Nil	Nil Nil Nil	109,744US[9] 208,372US[9] 78,000US[10]

Notes:

(1) Represents bonus earned in 2004, of which $58,500 was paid in 2004 and $18,782 was paid in 2005.

(2) Mr. Verhoeff receives a car allowance of $750 per month.

(3) Mr. Olson assumed the role of Chief Financial Officer and Vice-President Finance effective October 15, 2003. Prior to this, Mr. Olson was Vice-President Finance, Wireless.

(4) Represents bonus earned in 2004, of which $43,500 was paid in 2004 and $13,860 was paid in 2005.

(5) Mr. Olson received a car allowance of $9,000 ($9,000 in 2004 and 2003) and shares under the Incentive Share Administration Plan of $25,241 in 2003.

(6) Represents bonus earned in 2004, of which $20,000 was paid in 2004 and $38,144 was paid in 2005.

(7) Mr. Maclellan received a car allowance of $9,000 ($9,000 in 2004 and 2003) and shares under the Incentive Share Administration Plan of $55,939 in 2003.

(8) Represents bonus earned in 2004, of which $1,800 US was paid in 2004 and $28,253 US was paid in 2005.

(9) Represents commission paid in 2005 and 2004.

(10) Fees paid to Mr. Cummiskey as a contractor prior to becoming an employee.

(11) During 2005, there were thirteen executive officers of the Corporation. In respect of the financial year ended December 31, 2005, the thirteen executive officers received, in the aggregate, cash remuneration of $1,464,559 CDN and $1,010,760 US.

Option Grants

The Corporation has from time to time, issued options to directors, officers, key employees and others who are in a position to contribute to the future success and growth of the Corporation and its subsidiaries. Pursuant to the Corporation's share option plan the aggregate number of Common Shares that may be issued pursuant to the exercise of options shall not exceed 5,600,000 Common Shares. The exercise price of such options cannot be less than the market price of the Common Shares on the stock exchange on which such shares are then traded.

The following table details the grants of options to purchase Common Shares of the Corporation to the Named Executive Officers during the financial year ended December 31, 2005.

Name	Options Granted in 2005	% of Total Options Granted to Employees[(1)]	Exercise Price ($/share)	Market Value of Common Share on the Date of Grant[(2)] ($/share)	Expiry Date
Stephen Verhoeff	Nil	N/A	N/A	N/A	N/A
Cameron Olson	Nil	N/A	N/A	N/A	N/A
Colin Maclellan	Nil	N/A	N/A	N/A	N/A
Michael Whitehead	50,000	7.46%	$1.70	$1.70	October 3, 2010
Michael Cummiskey	Nil	N/A	N/A	N/A	N/A

Notes:
(1) During the financial year ended December 31, 2005 a total of 670,500 options to purchase Common Shares were granted under the Plan.
(2) Based on the closing price of the Common Shares on the TSX on the trading day immediately preceding the date of grant.

Option Exercises

The following table sets forth information with respect to options exercised by the Named Executive Officers during the most recently completed financial year and their respective option positions as at December 31, 2005.

Name	Options Exercised (#)	Aggregate Value Realized[(1)] ($)	Unexercised Options at Financial Year End Exercisable/ Unexercisable (#)	Value of Unexercised in-the-money Options at Financial Year End Exercisable/ Unexercisable[(2)] ($)
Stephen Verhoeff	140,000	$189,000	275,000/25,000	0/0
Cameron Olson	Nil	Nil	167,611/56,389	1,400/0
Colin Maclellan	Nil	Nil	243,889/41,111	0/0
Michael Whitehead	Nil	Nil	38,334/61,666	0/0
Michael Cummiskey	Nil	Nil	49,722/30,278	0/0

Notes:
(1) Based upon market value of the Common Shares at exercise, less the exercise price.
(2) Based upon a closing price on the TSX of $1.50 per Common Share on December 31, 2005, less the exercise price.

Securities Authorized For Issuance Under Equity Compensation Plans

The following sets forth information in respect of securities authorized for issuance under the Corporation's equity compensation plans at December 31, 2005.

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders[(1)]	3,176,165 Common Shares	$3.13	735,891 Common Shares
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	3,176,165 Common Shares	$3.13	735,891 Common Shares

Note:
(1) Relates to the Corporation's Share Option Plan.

Executive Employment Contracts and Termination of Employment

The Corporation has entered into employment agreements with each of the Named Executive Officers. They provide, *inter alia,* that if employment of Messrs. Verhoeff, Olson and Maclellan is terminated for any reason, other than for cause, they shall be entitled to termination payments equal to the product of twelve plus one, for each completed year of service, times their monthly salary plus benefits, to a maximum of two years salary and benefits at current salary.

Share Option Plans

The Corporation's share option plan permits the granting of options to purchase Common Shares to officers, directors and employees of, and key consultants to, the Corporation. Currently, a maximum of 5,600,000 Common Shares may granted pursuant to the Plan. Since the adoption of the original Share Option Plan in April, 1996, approximately 1,760,906 options have been exercised under the Plan, leaving options to purchase approximately 3,839,094 Common Shares or approximately 8.4% of the currently issued and outstanding number of Common Shares available for issuance under the Plan. As at April 14, 2006, there were options to purchase 3,009,711 Common Shares (or approximately 6.6% of the Common Shares outstanding as at such date) outstanding under the Plan.

The Plan also provides, among other things, that:

1. any options granted pursuant to the Plan shall expire not later than ten years after the date of grant;

2. any options granted pursuant to the Plan shall be non-assignable;

3. the exercise price of any options granted pursuant to the Plan shall not be lower than the market price of the Common Shares on the date of the grant, where the "market price" is defined as the closing trading price of the Common Shares on the TSX (as reported by such exchange) on the day immediately prior to the date of the grant;

4. the number of Common Shares issuable pursuant to the Plan to any one person shall not exceed 5% of the outstanding Common Shares; and

5. the number of Common Shares reserved for issuance, or issuable within one year, pursuant to the Plan and all other established or proposed share compensation arrangements of the Corporation to insiders shall not exceed 10% of the outstanding Common Shares and the number of Common Shares issuable within one year pursuant to the Plan and all other established or proposed share compensation arrangements of the Corporation to any one insider and such insider's associates shall not exceed 5% of the outstanding Common Shares.

Compensation Committee

The directors of the Corporation established a compensation committee (the "**Committee**") in May, 1996. The Committee is currently comprised of Michael J. Lang and Howard W. Yenke. Neither of these directors are executive officers of the Corporation and both are "independent" for the purposes of the TSX Report, as described under "Corporate Governance".

The Committee is charged with the responsibility to oversee the approach of the Corporation to matters concerning director, executive and employee compensation and, from time to time, to make recommendations to the Board of Directors with respect to such matters.

Report of Compensation Committee

TO: The Shareholders of CSI Wireless Inc.

Executive Compensation Strategy

The Corporation's executive compensation program is comprised of three components: salary, bonus plan and stock based compensation. The objectives of the program are to attract and retain high quality employees, and to motivate performance by tying total compensation to improvement in the Corporation's long-term financial success, measured in terms of share value.

Base Salaries

Salaries of the executive officers are reviewed annually based on individual performance, responsibility and experience. The Corporation participates in industry salary surveys, if necessary, to ensure that salaries offered to executives are competitive among industry peer companies of similar size.

Incentive Compensation Plan

The Corporation has established an incentive compensation plan for its executive officers based upon the financial performance of the Corporation for the applicable financial year and the performance of the executive officers. The structure and performance targets of the incentive compensation plan are reviewed annually, and are approved by the Compensation Committee of the Corporation. Bonuses are also paid out to certain executive officers upon the completion of certain significant events as approved by the Compensation Committee of the Corporation. No remuneration from the incentive compensation plan was earned by the executive officers during the financial year ended December 31, 2005. Bonuses in the aggregate of $113,406 CDN and $28,253 US were paid in 2005, but earned in 2004.

Stock-Based Compensation

Stock options under the Corporation's share option plan are granted to executive officers based upon their performance, the performance of the Corporation and the competitive practices of comparable companies. The awarding of stock options serves to motivate the executive officers to focus on the long term interests of the Corporation, which is consistent with the interests of the Corporation's shareholders. Stock options are granted at the market price in effect on the date of grant and the ultimate realizable value of the executives' option grants is entirely dependent on the appreciation in the market price of the Common Shares after the date of the grant.

In prior years, certain executive officers were awarded grants of Common Shares under the Incentive Share Administration Plan. This plan was established in connection with the acquisition of Wireless Link Corporation in June 2000 with a view to ensuring management and employees' continued involvement with the operations and affairs of the Corporation. The final issuance of shares under this program took place in June 2003, whereupon the plan was terminated.

CEO Compensation

The Chief Executive Officer's responsibility is to provide direction and leadership in setting and achieving goals which will create value for the Corporation's shareholders. During 2005, the Corporation's Chief Executive Officer was compensated with a base salary of $227,513. The salary level was reviewed during 2005 and compared against published data in respect of chief executive officer salaries within the industry.

In addition to the salary, the Chief Executive Officer has the ability to earn a bonus and receive share option grants. The intent of the bonus and share option opportunities is to provide the Chief Executive Officer with incentive to strategically grow the Corporation with such growth to be reflected in the market price of the Corporation's Common Shares, thereby benefiting both the Chief Executive Officer and the shareholders of the Corporation.

Summary

The Corporation's compensation policies have allowed the Corporation to attract and retain a team of motivated professionals and support staff working towards the common goal of enhancing shareholder value. Through the plans described above, a significant portion of the Corporation's executive compensation is based on individual and corporate performance and industry-competitive pay practices. The Compensation Committee and the Board of Directors will continue to review compensation policies to ensure that they are competitive within the industry in which the Corporation operates and consistent with the performance of the Corporation.

Presented by the Compensation Committee:

Michael J. Lang
Howard W. Yenke

Performance Graph

The following graph compares the Corporation's cumulative total shareholder return (assuming an investment of $100 on December 31, 2000) on the Common Shares of the Corporation during the period ended December 31, 2005, with the cumulative total return of the TSX 300 Composite Index for the same period.


140
120
100
80
60
40
20
0
Dec. 31, 2000
Dec. 31, 2001
Dec. 31, 2002
Dec. 31, 2003
Dec. 31, 2004
Dec. 31, 2005
CSI
S&P/TSX Composite Index

	Dec. 31, 2000	Dec. 31, 2001	Dec. 31, 2002	Dec. 31, 2003	Dec. 31, 2004	Dec. 31, 2005
CSI	100	52.15	38.34	59.51	134.36	46.01
S&P/TSX Composite Index	100	87.43	76.55	97.01	108.05	137.85

Compensation of Directors

Directors who are also executive officers of CSI do not receive compensation for acting in their capacities as directors. Directors of the Corporation who are not executive officers may receive compensation for serving in their capacity as such as determined by the Compensation Committee. An aggregate of $121,950 was paid to Directors for serving in such capacity during the financial year ended December 31, 2005: Messrs. Cataford, Hamilton and Yenke each received $14,000 for serving as Directors; Mr. Najafi received $8,250; Mr. Brower received $11,000; while Mr. Camwell received $9,333 for serving as directors; and Mr. Lang received $9,033 in directors' fees, $33,333 for his role as Chairman of the Board and an additional $6,000 for additional services performed in his capacity as a Director. All Directors are reimbursed for out-of-pocket expenses incurred in connection with the performance of their duties.

In addition to serving in their capacities as Directors, certain of the Directors provide consulting services to the Corporation. During the year ended December 31, 2005, Mr. Najafi received consulting fees totalling $45,000 US. Mr. Brower received consulting fees totalling $23,000 US.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

The aggregate indebtedness to the Corporation of all senior officers and directors of the Corporation was $22,244 US as at April 14, 2006. Details with respect to the outstanding indebtedness are set forth below:

Name and Principal Occupation	Involvement of the Corporation	Largest Amount Outstanding from January 1, 2005 to December 31, 2005 ($)	Amount Outstanding at April 5, 2006 ($)	Financially Assisted Securities Purchases from January 1, 2005 to December 31, 2005 (#)	Security for Indebtedness
Scott Terry Chief Engineer, Wireless	Lender	$33,367[1]	$22,244	Nil	Security on the Common Shares issued and bonus payments

Note:

(1) In relation to the purchase of Wireless Link Corporation by CSI in June 2000, Mr. Terry had a Promissory Note allowing for the purchase of Wireless Link Shares. CSI Wireless also prepaid the withholding taxes on Incentive Shares that were issued in 2001. The total of these two amounts was $55,611US. Effective 2003, the Corporation agreed to forgive the repayment over a 5 year period, rather than Mr. Terry receiving bonuses to repay such amount.

Except as set forth above, no director, executive officer or other senior officer of the Corporation, or any associate of any such director or officer, is, or has been at any time since the beginning of the most recently completed financial year of the Corporation, indebted to the Corporation or any of its subsidiaries nor is, or at any time since the beginning of the most recently completed financial year of the Corporation has, any indebtedness of any such person been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

INTERESTS OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON AT THE MEETING

Management of the Corporation is not aware of any material interest of any director or nominee for director, or senior officer or anyone who has held office as such since the beginning of the Corporation's last financial year or of any associate or affiliate of any of the foregoing in any matter to be acted on at the Meeting, other than the election of directors or except as disclosed elsewhere in this Information Circular or as described below.

INTERESTS OF INSIDERS IN MATERIAL TRANSACTIONS

There were no material interests, direct or indirect, of directors or executive officers of the Corporation, any shareholder who beneficially owns, directly or indirectly, or exercise control or direction over more than 10% of the outstanding Common Shares, or any other Informed Person (as defined in National Instrument 51-102) or any known associate or affiliate of such persons, in any transaction since the commencement of the last completed financial year of the Corporation or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

OTHER MATTERS

Management knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Annual Meeting of Shareholders. However, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

ADDITIONAL INFORMATION

The Corporation will provide, without charge to a security holder, a copy of CSI's latest annual information form and any documents incorporated therein by reference, the 2005 annual report to shareholders containing comparative financial statements for 2005 together with the auditors' report thereon and management's discussion and analysis, interim financial statements for subsequent periods, and this information circular upon request to the Chief Financial Officer and Vice President Finance, 4110 – 9th Street S.E., Calgary, Alberta, T2G 3C4. If you wish, this information may also be accessed on CSI's website (www.csi-wireless.com) or on SEDAR at www.sedar.com.

CORPORATE GOVERNANCE

Corporate governance disclosures and policies required by National Instrument 58-101 are attached to this Information Circular as "Schedule A."

SCHEDULE A

CORPORATE GOVERNANCE DISCLOSURE

Corporate governance disclosures are required by National Instrument 58-101 – Disclosure of Corporate Governance Practices to be included in this Management Proxy Circular.

- **Board of Directors**

a. **Disclose the identity of directors who are independent.**

Paul L. Camwell, Paul G. Cataford, Michael J. Lang, Howard W. Yenke are independent within the meaning of National Instrument 58-101. These directors are not a part of CSI Wireless' management and are free from any interest and any business or other relationship which could or could reasonably be perceived to materially interfere with the directors' independent judgement.

b. **Disclose the identity of directors who are not independent, and describe the basis for that determination.**

Stephen Verhoeff is not independent as he is the President and Chief Executive Officer of the Corporation.

Richard Heiniger is not independent as he is President of Hemisphere GPS LLC, a wholly-owned subsidiary of CSI.

Brian J. Hamilton (not seeking re-election) is not independent as he has been, within the last three years, an executive officer of the issuer.

c. **Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors (the board) does to facilitate its exercise of independent judgement in carrying out its responsibilities.**

There are seven directors in total, four of whom are independent.

d. **If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.**

Name of Director	Name of Other Reporting Issuers
Stephen Verhoeff	N/A
Brian Hamilton (not seeking re-election)	N/A
Michael Lang	A member of the board, and chairs the audit committee of Dynetek Industries Ltd.
Howard Yenke	N/A
Paul Camwell	N/A

Paul Cataford	A member of the boards of SemBioSys Genetics Inc. and Sierra Wireless Inc.
Richard Heiniger	N/A

e. **Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.**

The Compensation Committee and the Audit Committee are all composed entirely of independent directors. These committees hold regular meetings without the attendance of non-independent directors.

Commencing in 2006, the CSI Wireless board ("the Board") began adding a standing or regular item to its agendas so that at all Board meetings, there is time available for the independent directors to meet alone, apart from the non-independent directors.

f. **Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.**

The Chair of the Board, Michael Lang, is an independent director within the meaning of NI 58-101.

g. **Disclose the attendance record of each directors for all board meetings held since the beginning of the issuer's most recently completed financial year.**

Michael Lang – 100%, Paul Camwell – 66.6%, Paul Cataford – 83.3%, Brian Hamilton – 83.3%, Howard Yenke – 83.3%, Michael Brower – 100%, Hamid Najafi – 80% before resigning from the board on October 2005, Stephen Verhoeff – 100%, Rick Heiniger – 100% since joining the Board in April 2005.

- **Board Mandate – Disclose the text of the board's written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.**

The Mandate of the Board is attached to this Information Circular as Schedule B.

- **Position Descriptions**

h. **Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.**

The Board has developed a position description for the Board chairman. The Board has also developed specific Terms of Reference for each of its standing committees. The terms describe the committees and by inference their chairs' roles. The Terms of

Reference for the Audit Committee ("Schedule C"), Compensation Committee ("Schedule D") and Corporate Governance Committee ("Schedule E") are attached.

i. **Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.**

The Board and the CEO have developed a written position description for the CEO.

- **Orientation and Continuing Education**

j. **Briefly describe what measures the board takes to orient new directors regarding (i) the role of the board, its committees and its directors, and (ii) the nature and operation of the issuer's business.**

The Corporate Governance Committee, by its terms of reference ("Schedule E"), is responsible to develop an orientation and education program for new recruits to the Board. The committee assesses new directors' knowledge of the Corporation's business (products, industries, technologies, competition, etc.), identifies areas where more information is necessary, and provides that information through reference materials, meetings with staff, and through other means. In Addition, the Committee provides new directors with copies of the Board's mandate, the standing committees' Terms of Reference, and other documentation.

k. **Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.**

The Corporate Governance Committee is responsible by its terms of reference to develop and maintain orientation and education programs for new directors. The Corporation does not currently have a formal orientation and education program for new directors

Board members pursue continuing education opportunities as considered appropriate by the particular Board member. For example, a Board member has taken and graduated from the Institute of Corporate Directors' "Directors Education Program." In order to ensure that the Board remains knowledgeable about relevant technologies and industries, Board members receive regular technical and operations presentations as part of Board meetings and tour CSI facilities.

- **Ethical Business Conduct**

l. **Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:**

The Board has adopted a written Code of Conduct ("Code") for all directors, officers and employees.

(i) **disclose how a person or company may obtain a copy of the code;**

The Code is posted on CSI's internal and external Internet websites, and has been filed on the System for Electronic Document Analysis and Retrieval (SEDAR).

(ii) **describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and**

All CSI directors, officers and employees must sign a form saying they will comply with the Code of Conduct. The Code includes specific procedures for anyone wanting to report a perceived violation of the Code. These procedures include access to an anonymous "whistle-blower hotline" (overseen by a third-party organization) that relays Code concerns directly to the Audit Committee. The Audit Committee, starting in 2006, will have a standing or regular item on its meeting agendas to ensure that any submissions to the "whistle-blower hotline" are addressed promptly and thoroughly.

(iii) **provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.**

There were no material change reports filed pertaining to any departures from the Code.

m. **Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.**

Board members and executive officers are required to declare the nature and extent of any material interest in any transactions or agreements and may not vote in relation to any such matter. In certain cases an independent committee may be formed to deliberate on such maters in the absence of the interested party.

n. **Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.**

Due to the fact CSI has a Code of Conduct, an effective procedure for monitor and enforcing the Code, a Board Mandate, Board chairman position description, and committee Terms of Reference, we see no need at this time for additional steps.

- **Nomination of Directors**

o. **Describe the process by which the board identifies new candidates for board nomination.**

The Board's Corporate Governance Committee is responsible to develop and maintain a list of potential candidates for Board membership, and when necessary, to review, interview, and recommend nominees to the full Board. Other Board members and management may also provide recommendations for nominees. Nominees must possess general business management experience, together with specific experience in areas of strategic interest to CSI. Nominees must also be willing and able to devote the required time and energy to Board responsibilities, and to support the Corporation's mission and strategic objectives.

p. **Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.**

The Corporate Governance Committee, which is responsible for nominating directors, is comprised of one independent director and one director who is not independent.

q. **If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.**

The Board's Corporate Governance Committee, when the need for Board nominations arises, compiles and reviews a list of potential Board members and makes recommendations to the Board.

- **Compensation**

r. **Describe the process by which the board determines the compensation for the issuer's directors and officers.**

The Compensation Committee is responsible to review directors' and officers' compensation, and where appropriate to make recommendations to change the compensation. To make its recommendations, the Committee takes into account the nature and amount of compensation paid to directors and officers of comparable publicly traded Canadian companies and the circumstances of the Corporation.

s. **Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.**

The Compensation Committee is comprised entirely of independent directors.

t. **If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.**

The Compensation Committee is charged with the responsibility to oversee the approach of the Corporation to matters concerning director, executive and employee compensation and, from time to time, to make recommendations to the Board of Directors with respect to such matters.

See the Compensation Committee's Terms of Reference in the attached "Schedule D".

u. **If a compensation consultant or advisor has, at any time since the beginning of the issuer's most recently completed financial year, been retained to assist in determining compensation for any of the issuer's directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.**

There have been no compensation consultants or advisors retained in the most recently completed financial year.

- **Other Board Committees**

v. **If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.**

See the Corporate Governance Committee's Terms of Reference in the attached "Schedule E"

- **Assessments**

w. **Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.**

The Corporate Governance Committee is responsible by its Terms of Reference for periodically assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors. The Committee conducts an annual review by circulating questionnaires to each director. In the questionnaires, the directors assess their own performance and that of their colleagues. The resulting information is returned to the chairman for review.

SCHEDULE B

MANDATE OF THE BOARD OF DIRECTORS

The Board of Directors (the "Board") of the Corporation is responsible for the stewardship of the Corporation. In discharging its responsibility, the Board will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances and will act honestly and in good faith with a view to the best interests of the Corporation. In general terms, the Board will:

1) in consultation with the chief executive officer of the Corporation (the "CEO"), define the principal objective(s) of the Corporation;

2) supervise the management of the business and affairs of the Corporation with the goal of achieving the Corporation's principal objective(s) as defined by the Board;

3) discharge the duties imposed on the Board by applicable laws; and

4) for the purpose of carrying out the foregoing responsibilities, take all such actions as the Board deems necessary or appropriate.

Without limiting the generality of the foregoing, the Board, through discussion with the CEO and other management, will perform the following duties:

Strategic Direction, Operating, Capital and Financial Plans

1. Require the CEO to present annually to the Board a strategic business plan for the Corporation's business, which must:

    a. be designed to achieve the Corporation's principal objectives,

    b. identify the principal strategic and operational opportunities and risks of the Corporation's business, and

    c. be approved by the Board as a pre-condition to the implementation of such plan.

2. Review progress towards the achievement of the goals established in the strategic, operating and capital plans.

3. Review the principal risks of the Corporation's business and the steps the Corporation is undertaking to manage these risks.

4. Approve the annual operating and capital plans.

5. Approve issuances of additional common shares or other securities to the public.

6. Monitor the Corporation's progress towards its goals, and revise and alter its direction through management in light of changing circumstances.

Management and Organization

7. Appoint the CEO and determine the terms of the CEO's employment with the Corporation.

8. In consultation with the CEO, develop a position description for the CEO.

9. Evaluate the performance of the CEO periodically.

10. In consultation with the CEO, establish the limits of management's authority and responsibility in conducting the Corporation's business.

11. In consultation with the CEO, appoint all officers of the Corporation and approve the terms of each officer's employment with the Corporation.

12. Receive periodically from the CEO the CEO's evaluation of the performance of each senior officer who reports to the CEO.

13. Develop a system under which succession to senior management positions will occur in a timely manner.

14. Approve any proposed significant change in the management organization structure of the Corporation.

15. Approve all retirement plans, if any, for officers and employees of the Corporation.

16. In consultation with the CEO, establish a communications policy for the Corporation.

17. Generally provide advice and guidance to management.

Finances and Controls

18. Discuss with management the Corporation's systems to manage the risks of the Corporation's business and whether such systems are appropriate in the circumstances.

19. Consider the appropriateness of the Corporation's capital structure.

20. Review with management the procedures and controls in place to ensure that the financial performance of the Corporation is properly reported to shareholders, other security holders and regulators on a timely and regular basis and whether such systems are appropriate in the circumstances.

21. In consultation with the CEO, establish the ethical standards to be observed by all officers and employees of the Corporation and a process to monitor compliance with those standards.

22. Review with management the processes and systems designed to ensure compliance with applicable laws by the Corporation and its officers and employees and whether such systems are appropriate in the circumstances.

23. Review with management the steps taken by the Corporation to maintain the integrity of internal control and information systems, including maintenance of all required records and documentation.

24. Review and approve material contracts to be entered into by the Corporation.

25. Recommend to the shareholders of the Corporation a firm of chartered accountants to be appointed as the Corporation's auditors.

26. Take all necessary actions to gain reasonable assurance that all financial information made public by the Corporation (including the Corporation's annual and quarterly financial statements) is accurate and complete and represents fairly the Corporation's financial position and performance.

Governance

27. In consultation with the Chairman of the Board, develop a position description for the Chairman of the Board.

28. Facilitate the continuity, effectiveness and independence of the Board by, amongst other things:

    a. selecting nominees for election to the Board,

    b. appointing a Chairman of the Board who is not a member of management;

    c. appointing from amongst the directors an audit committee and such other committees of the Board as the Board deems appropriate,

    d. defining the terms of reference of each committee of the Board,

    e. implementing processes to assess the effectiveness of the Chairman of the Board, the Board as a whole, each committee of the Board and each director, and

    f. establishing a system to enable any director to engage an outside adviser at the expense of the Corporation.

29. Review periodically the adequacy and form of the compensation of directors.

Delegation

30. The Board may delegate its duties to, and receive reports and recommendations from, any committee of the Board.

Meetings

31. The Board shall meet at least two times per year and/or as deemed appropriate by the Board Chair.

32. Minutes of each meeting shall be prepared.

33. The Chief Executive Officer or his designate(s) may be present at all meetings of the Board.

34. Vice-Presidents and such other staff as appropriate to provide information to the Board shall attend meetings at the invitation of the Board.

35. The agenda for each meeting will include a segment of time in which the members of the Board who are not members of the Corporation's management, will meet separately from directors who are members of management, to discuss any matters that may be raised by any such director.

36. Any member of the Board who has a material interest in matters to be reviewed and approved by the Board, such as transactions and agreements, will so declare his or her interest and abstain from voting on such matters.

Report/Authority

37. Following each meeting, the secretary of such meeting will promptly report to the Board by way of providing draft copies of the minutes of the meetings.

SCHEDULE C

AUDIT COMMITTEE TERMS OF REFERENCE

Establishment of Audit Committee

The Board of Directors (the "Board") hereby establishes a committee to be called the Audit Committee (the "Committee").

Membership

The Committee shall be composed of three members or such greater number as the Board may from time to time determine, all of whom shall be independent of the Corporation. Members shall be appointed periodically from among the outside members of the Board. All members of the Committee shall be financially literate, being defined as able to read and understand financial statements of a complexity level comparable to that of the Corporation's financial statements, and at least one member of the Committee shall have accounting or related financial management expertise.

Mandate

The Committee is appointed by the Board of Directors to assist the Board in fulfilling its oversight responsibilities.

Audit Committee Purpose

Through discussion with management and the external auditors of the Corporation, the Committee will be responsible to:

1. Monitor the management of the principal risks that could impact the financial reporting of the Company.

2. Monitor the integrity of the Company's financial reporting process and system of internal controls regarding financial reporting and accounting compliance.

3. Oversee and monitor the independence and performance of the Company's external auditors.

4. Provide an avenue of communication among the external auditors, management and the Board of Directors, including the resolution of disagreements between management and the external auditors regarding financial reporting.

5. Encourage adherence to, and continuous improvement of, the Company's policies, procedures, and practices at all levels.

6. Monitor compliance with legal and regulatory requirements.

7. Ensure that effective procedures are in place for the anonymous submission and review of complaints and concerns regarding accounting, internal control and auditing matters.

Audit Committee Duties and Responsibilities

Primarily through review and discussion with management and the external auditors, the Committee is responsible to:

Review Procedures

1. Review periodically the Committee's Terms of Reference.

2. Review the Company's annual audited financial statements and related documents, including the press release and MD&A, prior to filing or distribution. Review should include discussion with management and external auditors of significant issues regarding accounting principles, practices, and significant management estimates and judgments.

3. Periodically, in consultation with management and external auditors, consider the integrity of the Company's financial reporting processes and controls. Discuss significant financial risk exposures and the steps management has taken to monitor, control, and report such exposures.

4. Periodically review and assess the adequacy of the procedures that are in place for the review of the Company's public disclosure of financial information extracted from or derived from the Company's financial statements.

5. Review significant findings prepared by the external auditors together with management's responses.

6. Review the principal risks affecting financial reporting.

7. Review with financial management and the external auditors, and approve, the company's quarterly financial results and related documents, including the quarterly press release and MD&A, prior to the public release of earnings. By approval of these Terms of Reference for the Audit Committee, the Board delegates the authority to approve these documents on behalf of the Board.

8. Discuss any significant changes to the Company's accounting principles prior to their adoption. The Chair of the Committee may represent the entire Audit Committee for purposes of this review.

External Auditors

9. The external auditors are ultimately accountable to the Committee and the Board of Directors, as representatives of the shareholders. The Committee shall review the independence and performance of the auditors and annually recommend to the Board of Directors the appointment of the external auditors or approve any discharge of auditors when circumstances warrant.

10. Approve the fees and other significant compensation to be paid to the external auditors.

11. On an annual basis, the Committee should review and discuss with the external auditors all significant relationships they have with the Company that could impair the auditors' independence.

12. Review the external auditors' audit plan - discuss and approve audit scope, staffing, locations, reliance upon management, and general audit approach.

13. Prior to releasing the year-end earnings, discuss the results of the audit with the external auditors. Discuss certain matters required to be communicated to audit committees in accordance with the standards established by the Canadian Institute of Chartered Accountants.

14. Consider the external auditors' judgments about the quality and appropriateness of the Company's accounting principles as applied in the Company's financial reporting.

15. Approve all non-audit services to be provided to the Corporation by the external auditors' firm, prior to such services being performed, except that by approval of these terms of reference, the Audit Committee hereby approves the following non-audit services to be provided by the external auditors:

    a. tax services connected with the preparation of the Corporation's tax returns, or the tax returns of any of its subsidiaries; and

    b. due diligence and tax services connected with any mergers, acquisitions or dispositions being considered by the Corporation.

16. Review and approve the Company's hiring policies regarding partners, employees, and former partners and employees, of the present or former auditors.

Legal Compliance

17. On at least an annual basis, review with the Company's counsel any legal matters that could have a significant impact on the organization's financial statements, the Company's compliance with applicable laws and regulations, and inquiries received from regulators or governmental agencies.

Other Audit Committee Responsibilities

18. Periodically assess the effectiveness of the committee against its terms of reference and report the results of the assessment to the Board.

Administrative Matters

The following general provisions shall have application to the Committee:

1. The Audit Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and it has direct access to the external auditors as well as anyone in the organization. The Committee has the ability to retain, at the Company's expense, special legal, accounting, or other consultants or experts it deems necessary in the performance of its duties.

2. Two members of the Committee shall constitute a quorum. No business may be transacted by the Committee except at a meeting of its members at which a quorum of the Committee is present or by a resolution in writing signed by all the members of the Committee. Meetings may occur via telephone or teleconference.

3. Any member of the Committee may be removed or replaced at any time by the Board and shall cease to be a member of the Committee as soon as such member ceases to be a director. The Board may fill vacancies on the Committee by appointment from among its outside members. If and whenever a vacancy shall exist on the Committee, the remaining members may exercise all its powers so long as a quorum remains.

4. The Committee shall meet at least four times per year and/or as deemed appropriate by the Chair.

5. If deemed necessary by the Chair, agendas shall be circulated to Committee members along with background information on a timely basis prior to the Committee meetings.

6. Any issues arising from these meetings that bear on the relationship between the Board and management should be communicated to the Chief Executive Officer by the Board Chair.

7. The Committee may invite such officers, directors and employees of the Corporation as it may see fit from time to time to attend at meetings of the Committee and assist thereat in the discussion and consideration of the matters being considered by the Committee.

8. The time at which and place where the meetings of the Committee shall be held and the calling of meetings and the procedure in all respects at such meetings shall be determined by the Committee, unless otherwise determined by the by-laws of the Corporation or by resolution of the Board.

9. Unless otherwise designated by the Board, the members of the Committee shall elect a Chairman from among the members and the Chairman shall preside at all meetings of the Committee. The Chairman of the Committee shall have a second and deciding vote in the event of a tie. In the absence of the Chairman, the members of the Committee shall appoint one of their members to act as Chairman.

10. Minutes of the Committee will be recorded and maintained and circulated to directors who are not members of the Committee or otherwise made available at a subsequent meeting of the Board.

SCHEDULE D

COMPENSATION COMMITTEE TERMS OF REFERENCE

Establishment of Compensation Committee

The Board of Directors (the "Board") hereby establish a committee to be called the Compensation Committee (the "Committee").

Membership

The Committee shall be composed of two members or such greater number as the Board may from time to time determine, of whom the majority shall be independent of the Corporation. Members shall be appointed periodically from among the members of the Board.

Mandate

The Committee shall, in addition to any other duties and responsibilities specifically delegated to it by the Board, generally assume responsibility for overseeing the approach of the Corporation to matters concerning director, executive and employee compensation and, from time to time, shall review and make recommendations to the Board as to such matters. Specifically, the Committee will have the authority and responsibility for:

1. Reviewing on a periodic basis the compensation of the Board, considering whether such compensation is appropriate in the circumstances giving consideration to the market for companies of similar size and nature, and to the circumstances of the Corporation, and recommending to the Board changes in director compensation based upon such review.

2. Reviewing on a periodic basis the compensation of the Senior Executives of the Corporation, considering whether such compensation is appropriate in the circumstances giving consideration to the market for companies of similar size and nature, and to the circumstances of the Corporation, and recommending to the Board changes in executive compensation based upon such review.

3. Reviewing, on a periodic basis the compensation program of the Corporation, considering whether such compensation is appropriate in the circumstances giving consideration to the market for companies of similar size and nature, and to the circumstances of the Corporation, and approving changes to the compensation program. For this purpose, the compensation program of the Corporation will include salaries, benefit programs, stock-based compensation programs, incentive compensation programs, and all other items impacting the compensation of all employees of the Corporation.

4. Make recommendations to the Board of Directors regarding appointments of corporate officers and senior management.

5. Monitoring the human resources practices of the Corporation, including the development and implementation of policies, performance management and other processes impacting employee recruitment and retention.

6. Review periodically the Committee's Terms of Reference.

Administrative Matters

The following general provisions shall have application to the Committee:

1. The Committee may retain persons having special expertise and/or obtain independent professional advice to assist in fulfilling its responsibilities at the expense of the Corporation.

2. Two members of the Committee shall constitute a quorum. No business may be transacted by the Committee except at a meeting of its members at which a quorum of the Committee is present or by a resolution in writing signed by all the members of the Committee. Meetings may occur via telephone or teleconference.

3. Any member of the Committee may be removed or replaced at any time by the Board and shall cease to be a member of the Committee as soon as such member ceases to be a director. The Board may fill vacancies on the Committee by appointment from among its members. If and whenever a vacancy shall exist on the Committee, the remaining members may exercise all its powers so long as a quorum remains.

4. The Committee shall meet at least two times per year and/or as deemed appropriate by the Chair.

5. If deemed necessary by the Chairman, agendas shall be circulated to Committee members along with background information on a timely basis prior to the Committee meetings.

6. Any issues arising from these meetings that bear on the relationship between the Board and management should be communicated to the Chief Executive Officer by the Board Chair.

7. The Committee may invite such officers, directors and employees of the Corporation as it may see fit from time to time to attend at meetings of the Committee and assist thereat in the discussion and consideration of the matters being considered by the Committee.

8. The time at which and place where the meetings of the Committee shall be held and the calling of meetings and the procedure in all respects at such meetings shall be determined by the Committee, unless otherwise determined by the by-laws of the Corporation or by resolution of the Board.

9. Unless otherwise designated by the Board, the members of the Committee shall elect a Chairman from among the members and the Chairman shall preside at all meetings of the Committee. The Chairman of the Committee shall have a second and deciding vote in the event of a tie. In the absence of the Chairman, the members of the Committee shall appoint one of their members to act as Chairman. Notwithstanding the foregoing, in all circumstances the Chairman must be an independent director.

10. Minutes of the Committee will be recorded and maintained and circulated to directors who are not members of the Committee or otherwise made available at a subsequent meeting of the Board.

SCHEDULE E

CORPORATE GOVERNANCE COMMITTEE TERMS OF REFERENCE

Establishment of Corporate Governance Committee

The Board of Directors (the "Board") hereby establish a committee to be called the Corporate Governance Committee (the "Committee").

Membership

The Committee shall be composed of two members or such greater number as the Board may from time to time determine, of whom the majority shall be independent directors. Members shall be appointed periodically from among the members of the Board.

Mandate

The Committee shall, in addition to any other duties and responsibilities specifically delegated to it by the Board, generally assume responsibility for developing the approach of the Corporation to matters concerning corporate governance and, from time to time, shall review and make recommendations to the Board as to such matters. Specifically, the Committee will have the authority and responsibility for:

1. Periodically review the mandates of the Board and the terms of reference of its committees and recommend to the Board such amendments to those mandates as the Committee believes are necessary or desirable.

2. Preparing and recommending to the Board periodically a statement of corporate governance practices to be included in the Corporation's annual report or information circular as required by the Toronto Stock Exchange and any other regulatory authority.

3. To make recommendations to the Board as to which directors should be classified as "independent" directors pursuant to any such report or circular.

4. Reviewing on a periodic basis the composition of the Board and considering whether an appropriate number of independent directors sit on the Board, analyzing the needs of the Board and recommending nominees who meet such needs.

5. Assessing, periodically, the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors, including considering the appropriate size of the Board.

6. Maintaining a list of potential candidates for Board membership and where appropriate, interviewing potential candidates for board membership.

7. To develop for approval by the Board, when necessary, an orientation and education program for new recruits to the Board.

8. To act as a forum for concerns of individual directors in respect of matters that are not readily or easily discussed in a full Board meeting, including the performance of

management or individual members of management or the performance of the Board or individual members of the Board.

9. To develop and recommend to the Board for approval and periodically review structures and procedures designed such that the Board can function independently of management.

10. Review periodically the Committee's Terms of Reference.

11. To review and consider the engagement at the expense of the Corporation of professional and other advisors by any individual director when so requested by any such director.

Administrative Matters

The following general provisions shall have application to the Committee:

1. The Committee may retain persons having special expertise and/or obtain independent professional advice to assist in fulfilling its responsibilities at the expense of the Corporation.

2. Two members of the Committee shall constitute a quorum. No business may be transacted by the Committee except at a meeting of its members at which a quorum of the Committee is present or by a resolution in writing signed by all the members of the Committee. Meetings may occur via telephone or teleconference.

3. Any member of the Committee may be removed or replaced at any time by the Board and shall cease to be a member of the Committee as soon as such member ceases to be a director. The Board may fill vacancies on the Committee by appointment from among its members. If and whenever a vacancy shall exist on the Committee, the remaining members may exercise all its powers so long as a quorum remains.

4. Members should have or obtain sufficient knowledge of the Corporation's corporate governance requirements to assist in providing advice and counsel on ongoing compliance and improvements to the Corporation's corporate governance activities.

5. The Committee shall meet at least two times per year and/or as deemed appropriate by the Chair.

6. If deemed necessary by the Chairman, agendas, shall be circulated to Committee members along with background information on a timely basis prior to the Committee meetings.

7. Any issues arising from these meetings that bear on the relationship between the Board and management should be communicated to the Chief Executive Officer by the Board Chair.

8. The Committee may invite such officers, directors and employees of the Corporation as it may see fit from time to time to attend at meetings of the Committee and assist thereat in the discussion and consideration of the matters being considered by the Committee.

9. The time at which and place where the meetings of the Committee shall be held and the calling of meetings and the procedure in all respects at such meetings shall be determined by the Committee, unless otherwise determined by the by-laws of the Corporation or by resolution of the Board.

10. Unless otherwise designated by the Board, the members of the Committee shall elect a Chairman from among the members and the Chairman shall preside at all meetings of the Committee. The Chairman of the Committee shall have a second and deciding vote in the event of a tie. In the absence of the Chairman, the members of the Committee shall appoint one of their members to act as Chairman. Notwithstanding the foregoing, in all circumstances the Chairman must be an independent director.

11. Minutes of the Committee will be recorded and maintained and circulated to directors who are not members of the Committee or otherwise made available at a subsequent meeting of the Board.

MERRILL CORPORATION
Printed in Canada
562116

Hemisphere GPS csi wireless

www.hemispheregps.com - www.csi-wireless.com Toronto Stock Exchange Symbol: CSY

CSI's Hemisphere GPS introduces new Crescent™ A100 smart antenna

Receiver/antenna combo features new high-performance Crescent™ GPS OEM module

Calgary, Alberta –April 26, 2006 - (TSX:CSY) – CSI's Hemisphere GPS division, a designer and manufacturer of GPS products used in more than 50 countries, today announced the introduction of its new Crescent™ A100 "smart antenna" that combines a GPS antenna with a GPS receiver featuring Hemisphere's new high-performance Crescent OEM module. The entire system fits into a very durable, compact enclosure.

"The Crescent A100, which will be available in June, is ideal for agricultural, marine, GIS mapping and other precision applications," said Rick Heiniger, President of Hemisphere GPS, a wholly owned subsidiary of CSI Wireless Inc.

"Thanks to the high accuracy of our recently introduced Crescent GPS OEM module, the Crescent A100 establishes a new class of sub-meter GPS performance: less than 60 centimeters, 95 per cent of the time utilizing WAAS or other suitable differential GPS signals."

The Crescent A100 features:

- especially fast start-up and signal reacquisition times
- update rates of up to 20Hz
- radar-simulated pulse output to determine ground speed
- CAN and serial communication for compatibility with many devices and interfaces
- an LED that conveniently indicates when the unit has power, when it's tracking GPS, and when it has a DGPS solution
- easy mounting, using fixed or magnetic options
- low, compact profile to avoid potential overhead obstructions

About the size of a standard household smoke detector , the Crescent A100 also features Hemisphere's exclusive COAST™ and e-Dif® technologies.

COAST software enables Hemisphere receivers to utilize old differential GPS (DGPS) correction data for 40 minutes or more without significantly affecting the quality of positioning. When using COAST, receivers are less likely to be affected by differential GPS signal outages due to signal blockages, weak signals or interference. No competing products offer this flexibility.

e-Dif software enables Hemisphere receivers to achieve DGPS-quality positioning accuracies without the need for a differential signal – meaning no recurring subscription fees. e-Dif typically maintains less than a one-meter drift during 40-minute periods. It is ideal for locations where other differential services are limited or expensive. In regions where differential signals are freely available, e-Dif provides reliable back-up.

The Crescent A100 will replace Hemisphere's existing GPS smart antenna products – the Seres and AgIQ – and those under the brands of Hemisphere's OEM partners, including agricultural industry partners.

For more details about the impressive performance of Hemisphere's Crescent GPS receiver technology, email info@hemispheregps.com and request the Crescent White Paper.

About Hemisphere GPS
Hemisphere GPS is the world's largest after-market supplier of GPS products for use in Agricultural Guidance, and a global player in other rapidly growing GPS-aided sectors including Marine Guidance and GIS & Mapping. Owned by CSI Wireless Inc., Hemisphere's major house brands are Outback, Satloc, Del Norte, Crescent and CSI. Hemisphere is a leader in the design and development of GPS and Differential GPS technology.

About CSI Wireless
CSI Wireless designs and manufactures innovative, cost-effective, wireless and GPS products for applications in agriculture, marine and other markets. CSI is a leader in several high-growth markets including precision agriculture guidance, and desktop cellular telephones. The Company owns leading brand names, numerous patents, and other intellectual property. It has licensed its technology to manufacturers of chipsets, GPS receivers and cellular handsets. The Company's head office is in Calgary, Alberta, and it has major product development, sales and marketing facilities in California's Silicon Valley, Arizona, Kansas and Texas. For more information about CSI, go to www.csi-wireless.com.

The above disclosure contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond CSI Wireless' control, including: the impact of general economic conditions, industry conditions, increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange or interest rates, stock market volatility and market valuations of companies with respect to the announced transactions and the final valuations thereof, and obtaining required approvals of regulatory authorities. CSI Wireless' actual results, performance or achievement could differ materially from those expressed in, or implied by these forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceeds, CSI Wireless will derive therefrom.

For more information, please contact:

Rick Heiniger
President
Hemisphere GPS
816-595-5542
rheiniger@hemispheregps.com

Stephen Verhoeff
President & CEO
CSI Wireless Inc.
403-259-3311

Cory Pala
Investor Relations
E-vestor Communications Inc.
416-657-2400
cpala@evestor.com

csi wireless™

Toronto Stock Exchange Symbol: CSY www.csi-wireless.com

CSI Wireless Divests Fixed Wireless Business

Calgary, Alberta – April 24, 2006 – CSI Wireless (CSI) announced today that it has signed a definitive agreement to sell its Fixed Wireless Telephone (FWT) business to Telular Corporation (Telular) of Vernon Hills, Illinois.

Telular has agreed to acquire CSI's FWT business assets for the following consideration:

$3.9 (US$3.4) million cash on closing
$6.8 (US$6.0) million escrowed (6 months) Telular shares on closing (1,931,745 shares)
$4.1 (US$3.6) million in contingent Telular shares (1,159,047 shares)

for total potential proceeds of $14.8 (US$13.0) million.

The number of contingency shares payable to CSI Wireless will be based on the revenues earned by Telular on GSM and TDMA fixed wireless telephone sales in specific markets during defined periods which will end no later than June 30, 2007. The number of contingency shares has been fixed based on the average closing share price for the 25 days prior to signing of this agreement.

The transaction is subject to certain conditions and the two parties expect to close the transaction on May 1, 2006.

The decision to find a buyer for the Fixed Wireless business follows a recent decision by CSI to also sell its Telematics business. CSI has elected to focus all of its resources on its GPS products where it is a market leader and has strong competitive advantages. CSI's Hemisphere GPS division, which owns the Outback, Satloc and Del Norte brand names, is the market leader in GPS guidance products for the precision agriculture market in both the ground (tractors/sprayers) and air (cropdusters) verticals.

"CSI has historically participated in both the Wireless and GPS markets, which have fundamentally different business models," explained Stephen Verhoeff, president and CEO of CSI Wireless. "This has created a number of challenges for the company both internally, and externally. After much deliberation, we determined that the GPS and Fixed Wireless businesses would perform better, and be more appropriately valued, if separated. We reviewed a number of alternatives, and determined that divesting our Fixed Wireless business to Telular was the best option. We are confident about Telular's plans for the Fixed Wireless markets and both companies agreed that the businesses would benefit from consolidation. Moving forward, CSI will be a 'pure-play' GPS company, focused on becoming the preeminent supplier of GPS products to all the markets we serve."

Historically, the GPS business has been the strongest performer for CSI, and therefore as a result of these actions, overall corporate performance is expected to improve. CSI is focusing specifically on opportunities driven by its core competencies and those with the greatest earnings potential.

GMP Securities L.P. acted as adviser on this transaction for CSI Wireless.

About Telular Corporation
Telular Corporation is a leader in the design and manufacturing of wireless products. Telular's proprietary telecommunications interface technology enables standard phones, fax machines, computer modems or monitored alarm systems to utilize available cellular wireless service for either primary or back-up telecommunications. Their product lines incorporate the world's leading cellular standards (CDMA, GSM, TDMA, AMPS) and are marketed worldwide. Headquartered in Vernon Hills, Illinois, Telular has regional sales offices in Atlanta, Delhi, Dubai, Johannesburg, London, Mexico City, Miami and Singapore. Telular is publicly traded on the NASDAQ under the trading symbol "WRLS". For further company information, visit Telular at http://www.telular.com.

About CSI Wireless
CSI Wireless designs and manufactures innovative, cost-effective, wireless and GPS products for applications in agriculture, marine and other markets. CSI is a leader in several high-growth markets. The Company owns leading brand names, numerous patents, and other intellectual property. It has licensed its technology to manufacturers of chipsets and GPS receivers. The Company's head office is in Calgary, Alberta, and it has major product development, sales and marketing facilities in Arizona, Kansas and Texas. For more information about CSI, go to www.csi-wireless.com.

For more information, please contact:

Cory Pala
Investor Relations
E-vestor Communications Inc.
416-657-2400
cpala@evestor.com

Cameron Olson
Chief Financial Officer
CSI Wireless Inc.
403-259-3311
colson@csi-wireless.com

NATIONAL INSTRUMENT 62-103
REPORT FILED BY ELIGIBLE INSTITUTIONAL INVESTOR UNDER PART 4

Report for the period ending March 31, 2006.

(a) Name and Address of the eligible institutional investor:

Acuity Investment Management Inc.
65 Queen Street West
Suite 1800
Toronto, Ontario
M5H 2M5

(b) Net Increase or decrease in the number or principal amount of securities, and in the eligible institutional investor's security holding percentage in the class of securities, since the last report filed by the eligible institutional investor under Part 4 or the early warning requirements:

This is a report filed by Acuity Investment Management Inc. ("Acuity") for the purposes of reporting the disposition of 161,700 shares of CSI Wireless Inc. (the "Reporting Issuer"). Since the last report, Acuity sold 161,700 shares of the Reporting Issuer, representing 0.35% of the outstanding shares of the Reporting Issuer.

(c) Designation and number or principal amount of securities and the eligible institutional investor's security holding percentage in the class of securities at the end of the month for which the report is made:

5,619,800 shares of the Reporting Issuer representing 12.24% of the outstanding shares of the Reporting Issuer.

(d) Designation and number or principal amount of securities and the percentage of outstanding securities referred to in paragraph (c) over which

(i) the eligible institutional investor, either alone or together with any joint actors, has ownership and control:

None

(ii) the eligible institutional investor, either alone or together with any joint actors, has ownership but control is held by other entities other than the eligible institutional investor or any joint actor:

None

(iii) the eligible institutional investor, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:

5,619,800 shares of the Reporting Issuer representing 12.24% of the outstanding shares of the Reporting Issuer.

(e) The purpose of the eligible institutional investor and any joint actors in acquiring or disposing of ownership of, or control over, the securities, including any future intention to acquire ownership of, or control over, additional securities of the Reporting Issuer:

The securities were acquired in the ordinary course of business, for investment purposes only and not for the purpose of exercising control or direction over the Reporting Issuer. Acuity managed accounts may from time to time acquire additional units, dispose of some or all of existing or additional units or may continue to hold the units.

(f) The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the Reporting Issuer entered into by the eligible institutional investor, or any joint actor, and the Reporting Issuer of the securities or any other person or company in connection with any transaction or occurrence resulting in the change in ownership or control giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

Not applicable.

(g) The names of any joint actors in connection with the disclosure required by Appendix G of National Instrument 62-103:

Not applicable.

(h) If applicable, a description of any change in any material fact set out in a previous report by the eligible institutional investor under the early warning requirements or Part 4 of National Instrument 62-103 in respect of the Reporting Issuer's securities:

None

(i) A statement that the person or company is eligible to file reports under Part 4 of National Instrument 62-103 in respect of the Reporting Issuer:

I certify that Acuity is an eligible institutional investor eligible to file reports under Part 4 of National Instrument 62-103. Neither Acuity nor any of its managed accounts presently intend to:

(1) Make a formal take-over bid for securities of the Reporting Issuer, or

(2) Propose a reorganization, amalgamation, merger arrangement or similar business combination with the Reporting Issuer that if completed would reasonably be expected to result in Acuity or its managed accounts either alone or together with any joint actors, possessing effective control over the Reporting Issuer or a successor to all or part of the business of the Reporting Issuer.

Signed *"George Henry"*(signed)
Signature

George Henry, Chief Financial Officer
Name and Title

(416) 366-1737
Telephone

Acuity Investment Management Inc.
Eligible Institutional Investor

NATIONAL INSTRUMENT 62-103
REPORT FILED BY ELIGIBLE INSTITUTIONAL INVESTOR
UNDER PART 4

Report for the period ending February 28, 2006.

(a) Name and Address of the eligible institutional investor:

Acuity Investment Management Inc.
65 Queen Street West
Suite 1800
Toronto, Ontario
M5H 2M5

(b) Net Increase or decrease in the number or principal amount of securities, and in the eligible institutional investor's security holding percentage in the class of securities, since the last report filed by the eligible institutional investor under Part 4 or the early warning requirements:

This is a report filed by Acuity Investment Management Inc. ("Acuity") for the purposes of reporting the disposition of 1,249,500 shares of CSI Wireless Inc. (the "Reporting Issuer"). Since the last report, Acuity sold 1,249,500 shares of the Reporting Issuer, representing 2.74% of the outstanding shares of the Reporting Issuer.

(c) Designation and number or principal amount of securities and the eligible institutional investor's security holding percentage in the class of securities at the end of the month for which the report is made:

5,781,500 shares of the Reporting Issuer representing 12.59% of the outstanding shares of the Reporting Issuer.

(d) Designation and number or principal amount of securities and the percentage of outstanding securities referred to in paragraph (c) over which

(i) the eligible institutional investor, either alone or together with any joint actors, has ownership and control:

None

(ii) the eligible institutional investor, either alone or together with any joint actors, has ownership but control is held by other entities other than the eligible institutional investor or any joint actor:

None

(iii) the eligible institutional investor, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:

5,781,500 shares of the Reporting Issuer representing 12.59% of the outstanding shares of the Reporting Issuer.

(e) The purpose of the eligible institutional investor and any joint actors in acquiring or disposing of ownership of, or control over, the securities, including any future intention to acquire ownership of, or control over, additional securities of the Reporting Issuer:

The securities were acquired in the ordinary course of business, for investment purposes only and not for the purpose of exercising control or direction over the Reporting Issuer. Acuity managed accounts may from time to time acquire additional units, dispose of some or all of existing or additional units or may continue to hold the units.

(f) The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the Reporting Issuer entered into by the eligible institutional investor, or any joint actor, and the Reporting Issuer of the securities or any other person or company in connection with any transaction or occurrence resulting in the change in ownership or control giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

Not applicable.

(g) The names of any joint actors in connection with the disclosure required by Appendix G of National Instrument 62-103:

Not applicable.

(h) If applicable, a description of any change in any material fact set out in a previous report by the eligible institutional investor under the early warning requirements or Part 4 of National Instrument 62-103 in respect of the Reporting Issuer's securities:

None

(i) A statement that the person or company is eligible to file reports under Part 4 of National Instrument 62-103 in respect of the Reporting Issuer:

I certify that Acuity is an eligible institutional investor eligible to file reports under Part 4 of National Instrument 62-103. Neither Acuity nor any of its managed accounts presently intend to:

(1) Make a formal take-over bid for securities of the Reporting Issuer, or

(2) Propose a reorganization, amalgamation, merger arrangement or similar business combination with the Reporting Issuer that if completed would reasonably be expected to result in Acuity or its managed accounts either alone or together with any joint actors, possessing effective control over the Reporting Issuer or a successor to all or part of the business of the Reporting Issuer.

Signed *"George Henry"*(signed)
Signature

George Henry, Chief Financial Officer
Name and Title

(416) 366-1737
Telephone

Acuity Investment Management Inc.
Eligible Institutional Investor

Computershare

File No. 82-34943

600, 530-8th Avenue S.W., Calgary, AB T2P 3S8 Tel.: (403) 267-6800 Fax: (403) 267-6529

March 20, 2006

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Securities Commission
The Manitoba Securities Commission
Ontario Securities Commission
L'Autorite des marches financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland
TSX

Dear Sirs:

Subject: CSI Wireless Inc.

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type	:	Annual General Meeting
2.	Security Description of Voting Issue	:	Common
3.	CUSIP Number	:	126 37W 105
4.	ISIN Number	:	CA 12637W1059
5.	Record Date	:	April 13, 2006
6.	Meeting Date	:	May 24, 2006
7.	Meeting Location	:	Calgary, AB

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA
Agent for CSI Wireless Inc.

Direct Dial No: 1-866-331-6361
Email: ClientServicesMeetings@computershare.com

cc: CSI Wireless Inc.
Attn: Tracy Bedard

File No.
82-34943

FEE RULE

FORM 13-502F1
ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name: CSI Wireless Inc.

Participation Fee for the Financial Year Ending: December 31, 2005

Complete Only One of 1, 2 or 3:

1. Class 1 Reporting Issuers (Canadian Issuers – Listed in Canada and/or the U.S.)

Market value of equity securities:

Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year		45,856,449	
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule)	X	$2.69	
Market value of class or series	=	$123,353,848	
			$123,353,848(A)
(Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the financial year)			(A)
Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii):			$0.00(B)
(Repeat for each class or series of corporate debt or preferred shares)			(B)
Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B) =			$123,353,848
Total fee payable in accordance with Appendix A of the Rule			$15,000

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x Number of months remaining in financial year year or elapsed since most recent financial year / 12

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule)

CSI announces OEM agreement with ComNav for its Vector GPS compass technology

Calgary, Alberta – April 5, 2006 – CSI's Hemisphere GPS division announced today that it has signed a multi-million dollar OEM agreement with ComNav Marine Ltd. of Vancouver, Canada. Under the terms of the agreement CSI will manufacture its Vector GPS compass heading sensor under a private branding arrangement for ComNav. ComNav will have exclusive rights for the product in North America, and non-exclusive rights internationally, to market to the general marine navigation industry. The Vector heading sensor provides accurate heading, rate of turn and positioning for marine navigation applications.

Established in 1982, today ComNav boasts a global dealer and distribution network of more than 400 companies serving the Marine Electronics Industry, encompassing leisure boating, commercial, fishing and government fleet markets.

Designed by CSI, the Hemisphere Vector GPS compass calculates accurate heading and position utilizing Hemisphere's proprietary GPS technology. Incorporated into the Vector are two multipath-resistant antennas for receiving GPS signals. The Vector computes heading information with better than 0.6 degrees accuracy – exceeding the accuracy of competitors' products and maintaining affordability while offering significantly better performance and very simple installation.

Hemisphere Vector products can achieve sub-meter positioning accuracy using decoded correction data from land-based Coast Guard beacon stations or Space-Based Augmentation Systems such as North America's WAAS, Europe's EGNOS and Japan's MSAS.

This patented moving base station Real-Time Kinematic (RTK) technique, with integrated gyro and tilt sensors, provides heading update rates of 10 Hz along with the 0.6 degree heading accuracy – exceeding IMO type approval standards. The Vector replaces traditional gyrocompasses and magnetic sensors for many applications at only a fraction of the cost. And unlike more expensive gyrocompasses, the Vector technology is not effected by variations of magnetic north or metal on ships. Installation is simplified, while providing reliable operation anywhere in the world.

"As an OEM autopilot supplier to several major marine electronics manufactures, ComNav is a significant and recognized manufacturer in the marine electronics industry and will effectively pair the Vector with their extensive line of autopilots," stated Phil Gabriel, Vice President of the Precision Products Division of Hemisphere GPS. "To date, the Vector has been very successful for scientific and marine survey applications. This product, available through ComNav at consumer prices, addresses the mainstream high volume market for marine navigation."

About ComNav Marine
ComNav Marine Ltd., the largest privately held autopilot manufacturer in the world has been providing advanced marine navigation solutions for commercial, recreational and government markets since 1982. The company is committed to providing advanced marine technologies for identifiable needs of the marketplace and builds and sells private label autopilots for several companies. ComNav's worldwide dealer support program encompasses more than 80 countries.

About CSI Wireless
CSI Wireless designs and manufactures innovative, cost-effective, wireless and GPS products for applications in agriculture, marine and other markets. CSI is a leader in several high-growth markets including precision agriculture guidance, and desktop cellular telephones. The Company owns leading brand names, numerous patents, and other intellectual property. It has licensed its technology to manufacturers of chipsets, GPS receivers and cellular handsets. The Company's head office is in Calgary, Alberta, and it has major product development, sales and marketing facilities in California's Silicon Valley, Arizona, Kansas and Texas. For more information about CSI, go to www.csi-wireless.com.

The above disclosure contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond CSI Wireless' control, including: the impact of general economic conditions, industry conditions, increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange or interest rates, stock market volatility and market valuations of companies with respect to the announced transactions and the final valuations thereof, and obtaining required approvals of regulatory authorities. CSI Wireless' actual results, performance or achievement could differ materially from those expressed in, or implied by these forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceeds, CSI Wireless will derive therefrom.

For more information, please contact:

Rick Heiniger
President
Hemisphere GPS
816-595-5542
rheiniger@hemispheregps.com

Stephen Verhoeff
President & CEO
CSI Wireless Inc.
403-259-3311

Cory Pala
Investor Relations
E-vestor Communications Inc.
416-657-2400
cpala@evestor.com

CSI Wireless to showcase GSM fixed wireless phones at CTIA

Fixed wireless phones offer consumers voice, text messaging, and Internet access

Las Vegas, Nevada – April 4, 2006 - (TSX:CSY) – CSI Wireless Inc., a designer and manufacturer of advanced wireless and GPS products used in more than 50 countries, announced from the CTIA Wireless Conference in Las Vegas today that it will be showcasing its recently released Series 405 and 415 fixed wireless telephones featuring GSM technology at the CTIA Conference. The phones were formally launched in February at 3GSM in Barcelona, Spain.

Cellular carriers, distributors and others interested in CSI's Series 405 and Series 415 phones, or CSI's other fixed wireless products, can email Sales@csi-wireless.com and/or make an appointment with CSI representatives at the CTIA Wireless Conference in Las Vegas Convention Centre (Booth 1857) from April 5th-7th.

The Series 405 phone is an entry-level fixed wireless product for consumers wanting superior voice and text-messaging services at a very affordable price. The new Series 415 phone provides consumers with the added features of text-messaging, Internet and email access (via a PC connection) and speaker phone capability.

Both phones are designed and built by CSI Wireless, and available to cellular carriers and retailers for their customized branding.

Because CSI's fixed wireless products utilize existing cellular networks, they are ideal in regions where conventional copper-wire landline phone service is unavailable or unaffordable. No professional installation is required. Plug the phones – which closely resemble traditional desktop phones – into electrical outlets and they're ready for use.

CSI Wireless offers two versions of the Series 405 phone – the Series 405a for the Americas, and the Series 405e for Europe and the rest of the world. Similarly, CSI also offers two comparable versions of the Series 415 phone – the Series 415a and the Series 415e.

The Series 405a and Series 405e both feature:

- A high-performance receiver and up to two-watt output power to ensure maximum operational range, including cellular network "fringe" areas
- A strong back-up battery to provide three hours of emergency talk time and 48 hours of emergency stand-by time during power outages
- SMS text-messaging
- Four-digit PIN security to limit who can make outgoing non-emergency calls
- LCD back-lit screen, tilted for easy viewing
- Memory capacity for 250 phone numbers
- A user-friendly interface designed specifically for fixed wireless telephones
- Multiple languages

The Series 415a and Series 415e phones offer all of the same outstanding features, plus:

- GPRS wireless technology to enable data transmissions via a USB port to a personal computer for Internet and email access
- A large, tilted LCD back-lit screen for even easier viewing
- Speaker phone
- Memory capacity for 1,000 phone numbers

CSI Wireless is one of the world's leading suppliers of fixed wireless telephones – offering both GSM-based and TDMA-based models. CSI's FX800t product is the largest-selling TDMA fixed wireless phone in Latin America.

Fixed wireless phones enable rapid, low-cost telecommunications for millions of consumers in regions of the world where traditional copper-wire landline phone service is unavailable or unaffordable. Compared to portable cellular phones, fixed wireless phones provide much broader signal range and voice quality. They don't require battery recharging because they plug into standard electrical outlets.

About CSI Wireless

CSI Wireless designs and manufactures innovative, cost-effective, wireless and GPS products for applications in agriculture, marine and other markets. CSI is a leader in several high-growth markets including precision agriculture guidance, and desktop cellular telephones. The Company owns leading brand names, numerous patents, and other intellectual property. It has licensed its technology to manufacturers of chipsets, GPS receivers and cellular handsets. The Company's head office is in Calgary, Alberta, and it has major product development, sales and marketing facilities in California's Silicon Valley, Arizona, Kansas and Texas. For more information about CSI, go to www.csi-wireless.com.

For more information, please contact:

Sandra Gonzalez Seefeldt
Director Sales & Business Development, The America's and Caribbean
Mobile: 561-441-1061
Sales@csi-wireless.com

Hemisphere GPS csi wireless™

www.hemispheregps.com - www.csi-wireless.com Toronto Stock Exchange Symbol: CSY

Hemisphere introduces Outback® BaseLine high-definition GPS for agriculture

High-definition GPS accuracy for about half the cost of RTK GPS

Calgary, Alberta – April 3, 2006 - (TSX:CSY) – Hemisphere GPS, a designer and manufacturer of GPS products used in more than 50 countries, today announced the introduction of Outback® BaseLine – high-definition GPS for agricultural applications that is much more accurate than standard GPS, and much more affordable than RTK GPS.

"Outback BaseLine is aimed at the large high-definition market – including row crop and controlled traffic applications – that welcomes enhanced GPS accuracy but rejects the high cost of RTK GPS," said Rick Heiniger, President of Hemisphere GPS, a wholly owned subsidiary of CSI Wireless Inc. "It's ideal for many agricultural tasks including planting, seeding, cultivating and harvesting."

Farmers who haven't yet invested in GPS guidance can use one Outback BaseLine unit to replace several sets of mechanical disk markers, usually for less than the cost of a single set. Outback BaseLine will eliminate the time and effort involved in folding and unfolding, greasing and other maintenance of disk markers, while providing better accuracy and performance. It will also function reliably at night when disk markers are difficult to see.

The very portable and easy-to-use Outback BaseLine features a data transmitter, internal battery and integrated base station that can be set up in two minutes and operated at one or more temporary tripod sites at the edge of a farmer's fields. Several BaseLine Rovers or vehicle-mounted GPS receivers can be serviced using a single Outback BaseLine unit.

Outback Baseline's 5-to-20-centimeter accuracy is available at approximately half the cost of RTK GPS. The innovative product's high performance is due to Hemisphere's exclusive Crescent™ GPS technology, including a special receiver module and proprietary chipset.

Crescent features:

- Hemisphere's exclusive COAST™ software that enables receivers to utilize old DGPS correction data for several minutes without significantly affecting the accuracy of positioning – a big advantage during temporary signal blockages or outages
- Lower power consumption – ideal for mobile and battery-operated applications

Outback BaseLine features simple status lights, a battery monitor, recharging via an AC charger, and external power options including cigarette lighters and AC outlets. BaseLine also works well on any continent at any latitude, with no subscription fees. Its COAST software bridges the temporary gaps when signals aren't available.

Outback Baseline is part of Hemisphere's Outback product line that includes the Outback S and new Outback S2 guidance systems – enabling operators to navigate tractors and other farm machinery in extremely straight rows, to eliminate the skips and dramatically reduce the overlaps that drive up fuel, fertilizer and virtually all other production input costs.

The Outback line also includes the Outback eDrive GPS Automated Steering System, Outback 360 GPS Mapping System and Outback Hitch™ GPS Implement Guidance System that ensures implements are precisely where they should be behind tractors.

Hemisphere offers Crescent MasterLink, a product similar to Outback BaseLine, to Original Equipment Manufacturers to integrate high-definition GPS accuracy into their agricultural, machine control, site assessment, GIS, marine and other products.

About Hemisphere GPS
Hemisphere GPS is the world's largest after-market supplier of GPS products for use in Agricultural Guidance, and a global player in other rapidly growing GPS-aided sectors including Marine Guidance and GIS & Mapping. Owned by CSI Wireless Inc., Hemisphere's major house brands are Outback, Satloc, Del Norte, Crescent and CSI. Hemisphere is a leader in the design and development of GPS and Differential GPS technology.

About CSI Wireless
CSI Wireless designs and manufactures innovative, cost-effective, wireless and GPS products for applications in agriculture, marine and other markets. CSI is a leader in several high-growth markets including precision agriculture guidance, and desktop cellular telephones. The Company owns leading brand names, numerous patents, and other intellectual property. It has licensed its technology to manufacturers of chipsets, GPS receivers and cellular handsets. The Company's head office is in Calgary, Alberta, and it has major product development, sales and marketing facilities in California's Silicon Valley, Arizona, Kansas and Texas. For more information about CSI, go to www.csi-wireless.com.

The above disclosure contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond CSI Wireless' control, including: the impact of general economic conditions, industry conditions, increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange or interest rates, stock market volatility and market valuations of companies with respect to the announced transactions and the final valuations thereof, and obtaining required approvals of regulatory authorities. CSI Wireless' actual results, performance or achievement could differ materially from those expressed in, or implied by these forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceeds, CSI Wireless will derive therefrom.

For more information, please contact:

Rick Heiniger	Cory Pala
President	Investor Relations
Hemisphere GPS	E-vestor Communications Inc.
816-595-5542	416-657-2400
rheiniger@hemispheregps.com	cpala@evestor.com

FORM 52-109F1

CERTIFICATION OF ANNUAL FILINGS

I, CAMERON B. OLSON, Vice-President, Finance and Chief Financial Officer of CSI Wireless Inc. certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52- 109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of CSI Wireless Inc. (the issuer) for the period ending December 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

    (b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: March 31, 2006

Cameron B. Olson
Vice-President, Finance and Chief Financial Officer

FORM 52-109F1

CERTIFICATION OF ANNUAL FILINGS

I, STEPHEN A. VERHOEFF, President and Chief Executive Officer of CSI Wireless Inc. certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52- 109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of CSI Wireless Inc. (the issuer) for the period ending December 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

   (b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: March 31, 2006

S.A. Verhoeff

Stephen A. Verhoeff
President and Chief Executive Officer